ELEMENTAL ROYALTY CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON MAY 27, 2026

Dated April 16, 2026

ELEMENTAL ROYALTY CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting ("Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Elemental Royalty Corporation ("Company" or "Elemental") will be held at Suite 905 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 on May 27, 2026 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the Company's management information circular dated April 16, 2026 ("Circular"):

1. to receive the audited annual consolidated financial statements of the Company for the financial year ended December 31, 2025, together with the report of the auditors thereon;

2. to fix the number of directors of the Company to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company at five (5);

3. to elect the directors of the Company to hold office until the next annual general meeting of Shareholders. For more information, see "Matters to be Acted Upon at the Meeting - Election of Directors" in the Circular;

4. to appoint PricewaterhouseCoopers LLP ("PwC") as auditor of the Company until the next annual meeting of Shareholders at a remuneration to be fixed by the directors of the Company. For more information, see "Matters to be Acted Upon at the Meeting - Appointment of Auditor" in the Circular;

5. to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule "B" to the Circular, approving and ratifying the Company's 2020 incentive compensation plan, as amended (the "Omnibus Plan") and the setting-aside, allotting and reserving of 10% the Company's outstanding Common Shares from time to time for issuance pursuant to the settlement of awards granted under the Omnibus Plan, the approval of unallocated awards under the Omnibus Plan, and the ability to continue to grant awards under the Omnibus Plan until the date that is three (3) years from the date of the Meeting. For more information, see "Matters to Be Acted Upon at the Meeting - Approval of the Omnibus Plan" in the Circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

The board of directors of the Company (the "Board") has set the close of business on April 16, 2026 as the date of record (the "Record Date") for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting and vote on the matters to be considered at the Meeting.

A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy ("Instrument of Proxy") enclosed with the N&A Notification (as defined below) for use at the Meeting or any adjournment or postponement thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an "Intermediary", which includes, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2

Notice-and-Access

The Company is relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute copies of the proxy related materials in connection with the Meeting (together, "Notice-and-Access Provisions").

The Company has chosen to deliver the Circular, the financial statements of the Company for the year ended December 31, 2025 and the report of the auditors thereon, the Company's management's discussion and analysis for the year ended December 31, 2025, and other related materials for the Meeting ("Proxy Materials") using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and that the Circular be mailed to them at the Company's expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the "N&A Notification") together with a form of Instrument of Proxy or a Voting Instruction Form (together with the N&A Notification, the "Notice Package"), indicating that the Proxy Materials have been posted on the Company's website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalroyalty.com/investors/agm/. You may also find a copy on SEDAR+ under the Company's profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or Voting Instruction Form will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by May 25, 2026, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than May 18, 2026.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

The Circular, this Notice of Meeting, the N&A Notification, the Instrument of Proxy or Voting Instruction Form and the Company's annual audited consolidated financial statements for the year ended December 31, 2025 and the report of the auditors thereon, and the related management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2025 (collectively, the "Meeting Materials") are available on the Company's website (www.elementalroyalty.com) and under the Company's profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 16th day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF

Elemental Royalty Corporation

(signed) "Juan Sartori"

Executive Chairman

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	3

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	4

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	5

ELEMENTAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

RESPECTING THE

ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

TO BE HELD ON MAY 27, 2026

GENERAL PROXY MATTERS

Solicitation of Proxies

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Elemental Royalty Corporation (the "Company"), to be used at the annual general and special meeting ("Meeting") of holders ("Shareholders") of common shares of the Company ("Common Shares") to be held on May 27, 2026, at 10:00 a.m. (Vancouver time) in-person at Suite 905 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, or at any adjournment or postponement thereof for the purposes set out in the accompanying notice of annual general and special meeting of Shareholders ("Notice of Meeting"). References in this Circular to the Meeting include any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail and virtually; however, proxies may also be solicited by certain officers, directors and regular employees of the Company by telephone or personally. These individuals will receive no compensation for such solicitation other than their regular fees or salaries, if any. The cost of solicitation by management will be borne directly by the Company.

The board of directors of the Company ("Board") has set the close of business on April 16, 2026 as the date of record ("Record Date") for the determination of the registered holders of Common Shares entitled to receive notice of and vote at the Meeting.

The Company will be conducting an in-person Meeting at Suite 905 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy ("Instrument of Proxy") for use at the Meeting or any adjournment or postponement thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

Notice-and-Access

The Company is relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute copies of the proxy related materials in connection with the Meeting (together, "Notice-and-Access Provisions").

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The Company has chosen to deliver the Circular, the financial statements of the Company for the year ended December 31, 2025 together with the report of the auditors thereon, the Company's management's discussion and analysis for the year ended December 31, 2025, and other related materials of the Meeting ("Proxy Materials") using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and request that the Circular be mailed to them at the Company's expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the "N&A Notification") together with a form of Instrument of Proxy or a Voting Instruction Form ("VIF", and together with the N&A Notification, the "Notice Package"), indicating that the Proxy Materials have been posted on the Company's website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalroyalty.com/investors/agm/. You may also find a copy on SEDAR+ under the Company's profile at www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or VIF will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by May 25, 2026, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than May 18, 2026.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

Voting of Proxies by Registered Shareholders

The Common Shares represented by the accompanying Instrument of Proxy if the same is properly executed and is received at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) or by telephone or online at www.investorvote.com (full voting instructions are included within the Instrument of Proxy), prior to the time set for the Meeting or any adjournment or postponement thereof, will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting, as the case may be, in accordance with the specification made. In the absence of such specification, Instruments of Proxy in favour of management's nominees will be voted in favour of each of the Elemental Nominees (as defined herein) as directors of the Company, the Omnibus Plan Resolution (as defined herein) and the other matters identified in the Notice of Meeting. The Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Instrument of Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Appointment and Revocation of Proxies by Registered Shareholders

The persons named in the Instrument of Proxy have been selected by the Board of the Company and have indicated their willingness to represent as proxy the Shareholder who appoints them. A Shareholder wishing to appoint some other person, who need not be a Shareholder, to represent them at the Meeting, may do so by inserting such person's name in the blank space provided in the Instrument of Proxy or by completing another proper Instrument of Proxy and, in either case, depositing the completed and executed Instrument of Proxy at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. If the Meeting is adjourned or postponed, then the Instrument of Proxy must be submitted no later than forty-eight (48) hours (excluding Saturdays, Sundays, and statutory holidays in Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. The Instrument of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item, by checking the appropriate space in the Instrument of Proxy. If the Shareholder giving the Instrument of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the Instrument of Proxy submitted by a Shareholder will be voted in accordance with the directions, if any, set forth in the Instrument of Proxy.

An Instrument of Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Shareholder or by a Shareholder's attorney duly authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by a duly authorized officer or attorney and deposited at the offices of the transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, at any time up to and including the last Business Day preceding the day of the Meeting or with the Chairperson of the Meeting on the day of the Meeting or in any other manner permitted by applicable law.

Voting by Non-Registered Shareholders

If you are not a registered Shareholder ("Non-Registered Shareholder") of the Company and received the Notice of Meeting and this Circular through your broker or through another intermediary (an "Intermediary", which includes, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the Instrument of Proxy or VIF provided to you by such broker or other Intermediary, in accordance with the instructions provided therein.

Most Shareholders are Non-Registered Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency such as CDS & Co. (the registration name of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Common Shares held by Intermediaries and their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, the Intermediary or their nominee is prohibited from voting Common Shares for their clients. Each Non-Registered Shareholder should therefore ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

NI 54-101 requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure their Common Shares are voted at the Meeting. The VIF supplied to a Non-Registered Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Shareholder. In Canada, the vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically prepares a machine readable VIF, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a VIF cannot use it to vote Common Shares directly at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their broker or other Intermediary, including those regarding when and where their VIF is to be delivered in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other Intermediary, please contact that broker or other Intermediary for assistance.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in advance of the Meeting in that capacity. Non-Registered Shareholders who wish to indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the VIF and return it to their broker (or the broker's agent) in accordance with the instructions provided by such broker in advance of the Meeting.

There are two categories of Non-Registered Shareholders: (i) objecting beneficial owners ("OBOs") - those who object to their name being made known to the issuer of securities which they own; and (ii) non-objecting beneficial owners ("NOBOs") - those who do not object to the issuer of the securities they own knowing who they are.

The Company has distributed copies of the Meeting materials indirectly to NOBOs. OBOs can expect to be contacted by Broadridge or their Intermediary or Intermediary's agents and can access the Meeting materials electronically through a link provided by Broadridge. The Company will assume the costs associated with the delivery of the Meeting materials, as set out above, to NOBOs by the Intermediary. The NOBOs who opted to receive the Meeting materials electronically will receive a link provided by Broadridge.

All references to Shareholders in this Circular and the Instrument of Proxy and Notice of Meeting are references to registered Shareholders of the Company, unless specifically otherwise stated.

GENERAL INFORMATION

Any reference in this Circular to "Elemental", the "Company", "we", "us" or "our" includes Elemental Royalty Corporation and its material subsidiaries through which its various business operations are conducted, as the context requires.

Words importing the singular include the plural and vice versa and words importing any gender include all genders. A reference to an agreement means the agreement, as it may be amended, supplemented or restated from time to time.

Unless otherwise indicated, information in this Circular is given as at April 16, 2026.

Unless otherwise indicated, calculations of percentage amounts or amounts per Common Share set forth in this Circular are based on 64,255,368 Common Shares issued and outstanding as of the close of business on April 15, 2026.

Figures, columns and rows presented in tables provided in this Circular may not add due to rounding.

All statements in this Circular made by or on behalf of management and directors are made in such persons' capacities as executive officers and/or directors, as the case may be, of Elemental and not in their personal capacities.

All dollar amounts referenced as "C$" or "CAD" are references to Canadian dollars, all references to "$", "US$" or "USD" are references to United States dollars, unless otherwise noted.

The information found on, or accessible through, Elemental's website does not form part of this Circular.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference into this Circular contain forward-looking statements and forward-looking information (collectively, "forward-looking information") within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking information. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "target", "scheduled", "potential", or other similar words (including negative and grammatical variations), or statements that certain events or conditions "may", "should", "might" or "could" occur. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks associated with the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, uncertainties related to commodity price, interest rate and foreign exchange rate swap contracts and/or derivative financial instruments that Elemental may enter into from time to time to manage its risk related to such prices and rates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and Elemental's ability to access sufficient capital from internal and external sources, the ability of Elemental's counterparties to comply with the terms of any other obligations under agreements with Elemental, the risks discussed in the section entitled "Risk Factors" in Elemental's annual information form for the financial year ended December 31, 2025 (the "Elemental AIF"), which is filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than Quebec) and Elemental's other public disclosure documents, and other factors, many of which are beyond Elemental's control. Elemental believes the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Specific forward-looking information contained in this Circular includes, among others, statements concerning:

• the business and future activities of Elemental after the date of this Circular;

• financial projections for Elemental;

• projected performance of the royalty portfolio of Elemental; and

• other statements that are not historical facts.

Forward-looking information is based on, among other things, Elemental's expectations regarding its future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. Such forward-looking information reflects Elemental's current beliefs and assumptions and is based on information currently available to it.

With respect to forward looking information contained in this Circular, assumptions have been made regarding, among other things:

• that commodity prices will not experience a material adverse change;

• the continuation of mining operations at the mines from which Elemental will receive royalty payments and the results of those operations;

• that the mining operations underlying royalties will operate in accordance with disclosed parameters;

• foreign exchange rates and interest rates;

• Elemental's ability to retain current staff and hire additional qualified staff in a timely and cost-efficient manner;

• the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Elemental conducts and will conduct its business;

• operating costs;

• operational reliability;

• production forecasts;

• Elemental's ability to generate sufficient cash flow from operations to meet its current and future obligations;

• Elemental's ability to make capital investments and the amounts of capital investments;

• the availability and price of labour and equipment;

• the status, credit risk and continued existence of counterparties having contracts with Elemental and their affiliates and their performance of such contracts;

• current and future sources of funding for Elemental;

• Elemental's future debt levels;

• the impact of increasing competition on Elemental's business; and

• Elemental's ability to obtain funding on acceptable terms.

Many of the foregoing assumptions are subject to change and are beyond Elemental's control.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Some of the risks that could affect Elemental's future results and could cause results to differ materially from those expressed in the forward-looking information include:

• the inherent uncertainty associated with financial or other projections or outlooks;

• operating results;

• the failure to realize the anticipated benefits of acquisitions of royalties and/or streams by Elemental;

• the risk relating to the timing, financing and completion of acquisitions of royalties by Elemental;

• the risks inherent in Elemental's operations;

• the commercial and business plans of Elemental;

• availability of adequate levels of insurance;

• risks of war, hostilities, civil insurrection, instability and political and economic conditions in or affecting countries in which Elemental holds royalties;

• severe weather conditions and risks related to climate change;

• risks associated with technology;

• changes in laws and regulations, including regulatory and taxation laws, and the interpretation of such changes to Elemental's business;

• changes in governments in jurisdictions where Elemental has royalties;

• changes in commodity prices;

• differentiation with respect to the mineral reserve and mineral resource estimates for the properties on which Elemental holds a royalty;

• the ability of Elemental's counterparties to comply with the terms of royalty obligations;

• operational hazards;

• natural hazards such as lightning and fires;

• competition for, among other things, capital, the acquisition of assets and skilled personnel;

• risks arising from future acquisition activities;

• sufficiency of funds;

• general economic, market and business conditions;

• volatility of commodity inputs;

• variations in foreign exchange rates and interest rates;

• national or global financial crisis;

• environmental risks and hazards and the cost of compliance with environmental legislation and regulations, including greenhouse gas regulations, potential climate change legislation and potential land use regulations;

• export and import restrictions;

• the need to obtain regulatory approvals and maintain compliance with regulatory requirements;

• the extent of, and cost of compliance with, laws and regulations and the effect of changes in such laws and regulations from time to time including changes which could restrict Elemental's ability to access foreign capital;

• failure to obtain or retain key personnel;

• potential conflicts of interest;

• changes to tax laws and government incentive programs;

• the potential for management estimates and assumptions to be inaccurate;

• risks associated with establishing and maintaining systems of internal controls;

• political risks and terrorist attacks;

• cybersecurity breaches, omissions or failures;

• Elemental's inability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness;

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

• the inability of Elemental to generate cash flow that is sufficient to service its indebtedness and make necessary capital expenditures;

• restrictions contained in Elemental's credit facilities limiting, among other things, Elemental's ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions or amend its royalty contracts without the consent of its lenders;

• Elemental defaulting on its obligations under its indebtedness;

• pool operations of the properties in respect of which Elemental holds an interest;

• some of the properties of which Elemental has an interest never achieving commercial production;

• bankruptcy, liquidity or insolvency risks;

• the risks associated with Indigenous peoples opposing mining operations or new developments.

• depleted mineral reserves and mineral resources;

• defects in title to properties underlying Elemental's royalties or defects in Elemental's royalties;

• litigation affecting the properties underlying Elemental's royalties;

• the risks related to the construction, development, and/or expansion in relation to the mines and properties of which Elemental holds a royalty;

• difficulties for U.S. or foreign investors to effect service of process against the Company upon judgments of U.S. or foreign courts predicated upon civil liabilities under U.S. or foreign securities laws; and

• the risks associated with the U.S. Internal Revenue Service deeming the Company to be a "passive foreign investment company" which could result in adverse U.S. federal income tax consequences for U.S. investors that hold Common Shares.

The foregoing list of risks, uncertainties and factors is not intended to be exhaustive. The effect of any one risk, uncertainty or factor on particular forward-looking information is uncertain because these factors are independent, and Elemental's future course of action would depend on an assessment of all available information at that time. Based on information available to Elemental on the date of this Circular, management believes that the expectations in the forward-looking information are reasonable, however there can be no assurance as to Elemental's future results (financial and otherwise), levels of activity or achievements.

Although the forward-looking information is based on assumptions which Elemental believes to be reasonable, neither Elemental nor the Board makes any assurance that actual results will be consistent with such forward-looking information. Such forward-looking information is made as of the date of this Circular unless otherwise stated, and neither Elemental nor the Board assumes any obligation to update or revise such information to reflect new events or circumstances, except as required by applicable Canadian securities laws. Due to the risks, uncertainties and assumptions inherent in forward-looking information, readers should not place undue reliance on this forward-looking information.

This cautionary statement qualifies all forward-looking information contained in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at the close of business on April 15, 2026, there were 64,255,368 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one (1) vote on all matters to be acted upon at the Meeting.

Registered holders of Common Shares as at the close of business on the Record Date are entitled to vote their Common Shares (or, if a completed and executed Instrument of Proxy has been delivered to the Company's transfer agent, Computershare Trust Company, within the time specified in the Notice of Meeting, to vote in advance by proxy) on the basis of one (1) vote for each Common Share held except to the extent that: (i) such Shareholder transfers their shares after the close of business on the Record Date; and (ii) such transferee, at least ten (10) days prior to the Meeting, produces properly endorsed share certificates to the secretary or transfer agent of the Company or otherwise establishes their ownership of the Common Shares, in which case the transferee may vote those Common Shares at the Meeting.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The Company's articles provide that the quorum for the transaction of business at the Meeting consists of two (2) persons who are, or who represent by proxy, Shareholders who, in the aggregate hold at least 5% of the issued shares entitled to be voted at the Meeting.

Principal Holders

To the knowledge of the Board and the executive officers of the Company, as of the Record Date, no person, firm or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Company carrying ten percent (10%) or more of the voting rights attached to all issued and outstanding Common Shares, other than as set out below:

Name of Shareholder	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly	Percentage of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly
Tether International S.A. de C.V.	20,354,627	31.68%

Notes:

(1) The information in the above table is based on public filings made by Tether.

EXECUTIVE COMPENSATION

The following section describes the significant elements of the Company's executive compensation programs, with particular emphasis on the compensation payable in 2025 to the "Named Executive Officers" or "NEOs" within the meaning of National Instrument 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"). During its financial year ended December 31, 2025, the following individuals were NEOs of the Company:

• Juan Sartori - Executive Chairman;

• David M. Cole - CEO;

• Frederick Bell - former CEO and current President & COO;

• Stefan Wenger - CFO; and

• David Baker - former CFO and current Chief Investment Officer.

Compensation Discussion and Analysis

Responsibilities of the Compensation Committee

It is the responsibility of the compensation committee of the Company (the "Compensation Committee") to determine the level of compensation in respect of the Company's senior executives (including to all persons acting as directors or as Named Executive Officers, with a view to providing such executives with a competitive compensation package.

The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company's compensation policies and practices. Among other things, the Compensation Committee is responsible for:

• reviewing and recommending to the Board the Company's executive compensation philosophy, strategy and programs, including base salaries, short- and long-term incentive plans, share-based plans, benefits, perquisites and employment or change of control arrangements;

• reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation;

• reviewing recommendations from the Executive Chairman, the CEO and the President regarding the appointment, compensation and other terms of employment of the NEOs and making recommendations to the Board regarding the same;

• reviewing and recommending to the Board the compensation of directors, including retainers, equity-based awards and other benefits;

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

• periodically retaining the services of an external independent compensation advisor to facilitate the Compensation Committee's performance of its mandate;

• administering and interpreting the Company's long-term equity-based compensation arrangements and its policies respecting the grant of Options, RSUs, PSUs and DSUs issued pursuant to the Omnibus Plan, and reviewing and approving grants of Options, RSUs, PSUs and DSUs and terms thereof;

• reviewing executive compensation disclosure included in the management information circular;

• overseeing risks arising from the Company's compensation policies and practices; and

• reviewing and assessing the adequacy of its mandate at least annually and recommending to the Board for its approval of any required modifications.

In carrying out its responsibilities, the Compensation Committee works with management, as appropriate, to administer the Company's short-term and long-term incentive plans, review annual incentive and equity awards before recommendation to the Board, consider special compensation arrangements or retention programs when necessary, and establish corporate performance objectives.

The Compensation Committee is comprised of Antonio Simon Vumbaca (Chair), Sunny Lowe and Ravi Sood, all of whom are independent directors within the meaning of National Instrument 52-110 Audit Committee ("NI 52-110"). Each member of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company's industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company's compensation policies and practices.

Compensation Consultant

The Compensation Committee is authorized to retain independent consultants or advisors as needed to support it in fulfilling its responsibilities. In 2024, the Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo") as an independent advisor to review and provide recommendations on the Company's executive compensation framework. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding NEO, senior management and non-executive director compensation, as well as assisted the Compensation Committee in reviewing the Company's compensation philosophy and developing an appropriate compensation strategy and a comparator group of companies that reflects the Company's current size and stage of development.

Lane Caputo's reports have supported the Compensation Committee in evaluating total compensation for the executive team, including decisions related to annual bonuses and equity-based awards. The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to NEO, senior management and non-executive director compensation.

The table below summarizes the aggregate fees paid to Lane Caputo for services rendered in the two most recently completed financial years:

Fee	Executive Compensation Related Fees (C$)	All Other Fees (C$)
2025	$-	$-
2024	$48,000	$-

The Compensation Committee must pre-approve any retainer by Lane Caputo or other compensation advisors and provide notice of said retainer to the Board.

Compensation Philosophy

The Company has adopted an approach to executive compensation that aligns executive pay with corporate performance, individual performance and shareholder interests. Salary is targeted above market median levels of the compensation peer group, with variable compensation opportunities (short and long-term incentives) structured to provide above-market total compensation for high levels of corporate, individual and share price performance.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Benchmarking and Compensation Peer Group

The Compensation Committee uses external benchmarking as a reference point in assessing the competitiveness and appropriateness of the Company's executive compensation programs. To assess market competitiveness, the Compensation Committee compares the Company's executive compensation practices and pay levels against a peer group of publicly traded companies against which it competes for executive talent. The peer group is reviewed periodically, and at least annually, to ensure it remains relevant.

The Compensation Committee adopted the below-noted peer group for the purposes of external benchmarking in 2024. Companies marked with an asterisk have since been acquired by, or merged with, another company.

Altius Minerals Corp.	Gold Royalty Corp.	Probe Gold Inc*
Discovery Silver Corp.	Liberty Gold Corp	Trolius Mining Corp. (formerly Troilus Gold Corp.)
Ecora Resources PLC	Lithium Royalty Corp.*	Uranium Royalty Corp.
EMX Royalty Corp.*	Metalla Royalty and Streaming Ltd.	Vox Royalty Corp.
First Mining Gold Corp.	Orogen Royalties Inc.	Western Copper and Gold Corp.
Fury Gold Mines Ltd.	Prime Mining Corp.*

While this peer group provides a proxy for the broader marketplace in which the Company competes for executive talent, an analysis of a subgroup comprised of the nine royalty and streaming companies in the peer group (i.e. the most directly relevant comparators to the Company), provided additional context for the compensation practices of royalty and streaming companies against the peer group and the broader mining industry, and added additional context for determining compensation for the Company's relatively unique business model. The Compensation Committee exercises judgment in selecting and applying peer group data, recognizing that no single peer group perfectly reflects the Company's size, complexity and strategic positioning.

Benchmarking data is used as one reference point in the Compensation Committee's decision-making process and does not solely determine compensation outcomes. The Compensation Committee also considers Company performance, individual performance, experience, internal pay equity and broader market conditions in determining compensation recommendations.

Elements of Executive Compensation

The Company's compensation program is designed to provide executive officers with incentives for the achievement of its near-term and long-term objectives, and as such the Company has implemented compensation for executive officers composed primarily of three components: base salary, performance bonuses (in cash and/or Common Shares) and the granting of Options and PSUs pursuant to the Company's Omnibus Plan.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

What We Pay	Why We Pay It	How It Works
Base Salary	A fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Set in December each year, with effect on January 1st of the next calendar year.
Short-term Incentives	Focuses and rewards NEOs for achieving short-term objectives, including a combination of portfolio growth, financial performance, and other operational metrics, with a focus on the growth of earnings and acquisition metrics.	Short-term incentive awards are paid in cash at the discretion of the Board based on performance as measured against pre-determined key corporate performance indicators.
Short-term incentive awards can range from 0% to 150% of target and are paid in the first quarter following the performance year.
Long-Term Equity-based Incentives	Focuses NEOs on long-term shareholder value creation and aligns executive's interests with those of shareholders	Long-Term Equity-based Incentives are granted at the discretion of the Board based on targets set as a percentage of base salary.
Stock options vest on the first anniversary of the date of grant and have a seven year expiration period.
RSUs vest over three years (1/3) per year starting on the first anniversary of the date of grant) with payout value aligned with share price performance.
Benefits	Assists in attracting and retaining executives.	Health, vision and dental insurance, life insurance, and accidental death and dismemberment insurance.

Base Salary

Base salaries are reviewed annually to ensure they reflect the individual's expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An NEO's base salary may position above or below the desired target positioning depending on a number of factors, including the individual's experience in the role, market competitiveness and/or retention considerations and individual performance.

The following table sets out the base salary of each NEO for the financial year ended December 31, 2025:

NEO	Base Salary(1)(2)
Juan Sartori - Executive Chairman	$500,000
David M. Cole - CEO	$383,000
Frederick Bell - former CEO and current President & COO	$474,674
Stefan Wenger - CFO	$300,000
David Baker - former CFO and current Chief Investment Officer	$324,842

Notes:

(1) David M. Cole and Stefan Wenger commenced service with the Company following the Transaction (as defined herein) on November 13, 2025, and therefore compensation reflected throughout this Circular reflects amounts paid or accrued since the Transaction date.

(2) Base salary for Frederick Bell and David Baker are paid in GBP and converted to USD at the exchange rate as published by the Bank of England on December 31, 2025.

Short-term Incentives

Short-term incentive awards are determined based on key corporate performance indicators approved by the Compensation Committee. In the first quarter of each year, upon the recommendation of the Compensation Committee, the Board approves the performance indicators and assigns a weighting to each performance indicator, expressed as a percentage, with the total target corporate performance rating equal to 100%. Following year-end, the Compensation Committee reviews performance against the approved performance indicators and determines an overall rating. Performance may be assessed below, at, or above target levels, and the resulting score for each metric may therefore be less than, equal to or greater than its assigned weighting.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The Compensation Committee retains discretion in exceptional circumstances to adjust the resulting rating to reflect relevant events, circumstances or qualitative considerations that may not be fully captured by the formulaic assessment of the approved metrics. The recommended rating is submitted to the Board for approval.

Target incentive levels for 2025 performance for the NEOs were as follows:

NEO	Base Salary	Short-term Incentive Target (% of Base Salary)(1)	Target Short-term Incentive Award
Juan Sartori - Executive Chairman	$500,000	120%	$600,000
David M. Cole - CEO	$383,000	N/A	N/A
Frederick Bell - former CEO and current President & COO	$474,674	75%	$356,006
Stefan Wenger - CFO	$300,000	N/A	N/A
David Baker - former CFO and current Chief Investment Officer	$324,842	50%	$162,421

Notes:

(1) David M. Cole and Stefan Wenger commenced service with the Company following the completion of the Transaction on November 13, 2025, and therefore were not included in the 2025 short-term incentive targets.

For NEOs who served with the Company before completion of the Transaction, performance was assessed against the corporate performance indicators approved by the Board at the beginning of 2025. These metrics reflected the Company's strategic priorities before the Transaction and were applied for the period from January 1, 2025 to November 13, 2025. The corporate performance indicators applicable to this period include accretive royalty acquisitions, financial performance, completed merger and acquisition activity, operational management, and certain personal metrics applicable to certain roles. Actual awards may be above or below target based on performance outcomes.

Based on the weighted result of the corporate performance indicators, the short-term incentive award received by each NEO for the year ended December 31, 2025 is as follows:

NEO	Target Short-term Incentive Award	Actual Short-term Incentive Award
Juan Sartori - Executive Chairman	$600,000	$1,000,000
David M. Cole - CEO	N/A	N/A
Frederick Bell - former CEO and current President & COO	$356,006	$463,241
Stefan Wenger - CFO	N/A	N/A
David Baker - former CFO and current Chief Investment Officer	$162,421	$238,359

Long-Term Equity-based Incentives

The Company grants long-term equity-based incentives to NEOs in the form of Options and RSUs under the Omnibus Plan. These awards support the attraction and retention of employees and align management with shareholders by providing an opportunity to participate in the Company's long-term success.

Under the Omnibus Plan, the Board, upon recommendation of the Compensation Committee, determines the terms of long-term equity-based Incentives awards, including award levels and the mix of Options and RSUs. Target long-term equity-based incentives award levels for eligible employees are determined based on role, responsibilities and expected contribution to long-term performance and are expressed as a percentage of base salary.

On July 28, 2020, the Board awarded 31,500 PSUs to Frederick Bell and David Baker expiring on July 28, 2025. The 2020 PSU Awards were subject to both market-based and service-based vesting conditions. Of the total PSUs granted, 10,000 were scheduled to vest on July 28, 2022, provided that the Company's share price reached C$17.00 per share, and 21,500 were scheduled to vest on July 28, 2023, provided that the Company's share price reached C$22.00 per share.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

In July 2025, the Compensation Committee recommended, and the Board approved, the settlement of the 2020 PSU Awards, the vesting of which had been subject to the Company achieving specified share price targets within the applicable vesting periods.

NEO	Target Number of PSUs granted	Share Price Target (C$)	Number of PSUs Vested
Frederick Bell - former CEO and current President & COO	6,000	$17.00	6,000
Frederick Bell - former CEO and current President & COO	12,000	$22.00	Nil
David Baker - former CFO and current Chief Investment Officer	4,000	$17.00	4,000
David Baker - former CFO and current Chief Investment Officer	9,500	$22.00	Nil

Financial Assistance

We do not provide financial assistance to directors, officers or employees to help them purchase shares or exercise stock options granted under the Omnibus Plan.

Risks of Compensation Policies and Practices

The Company's compensation program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Company's compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances.

As part of its review and discussion of executive compensation, the Board noted the following facts that discourage the Company's executives from taking inappropriate or excessive risk:

• the Company's business strategy and related compensation philosophy; and

• the effective balance, in each case, between near-term and long-term focus, corporate and individual performance, and financial and non-financial performance.

Based on this review, the Board believes that the Company's total executive compensation program does not encourage executive officers to take inappropriate or excessive risk. Further, the Board has not identified risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Insider Trading

Executive officers and directors of the Company are prohibited from purchasing financial instruments-such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds-designed to hedge or offset a decrease in the market value of Company securities. See also "Compensation of Directors and Officers - Trading Restrictions".

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Performance Chart

The following table and performance graph compare the annual total Shareholder return on $100 invested in the Common Shares with $100 invested in the GDXJ VanEck Junior Gold Miners ETF from January 1, 2020 to December 31, 2025 (the Company's most recent financial year end). The Company's shareholder return on $100 invested between January 1, 2020 and December 31, 2025 is an approximate 39.10% gain.

	January 01, 2021	December 31, 2025
Elemental Royalty Corporation	$100	$139.10
GDXJ VanEck Junior Gold Miners ETF	$100	$209.77

There is no correlation between the trends, if any, shown in the performance graph and the Company's overall executive compensation as described in this Circular. The Company has not formally used Common Share price targets as a component of its executive compensation program or strategy, although such targets may have been considered as a benchmark. The Company's executive officer compensation structure does not involve such an element.

Benefit, Contribution, Pension, Retirement, Deferred Compensation and Actuarial Plans

The Company makes an array of quality group benefits available to address our employees' health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.

The Company currently has no defined benefit, defined contribution, pension, retirement, deferred compensation or actuarial plans for its Named Executive Officers or directors of the Company. EMX (USA) Services Corporation, a wholly-owned subsidiary registered in the United States which employs each of David M. Cole and Stefan Wenger, provides each employee with a 401K contribution equal to 6 percent of taxable earnings per year, up to a maximum IRS-allowable limit. Elemental Resources Limited ("ERL"), a wholly-owned subsidiary registered in England and Wales which employs each of Frederick Bell and David Baker, provides each employee with a pension contribution equal to 10 percent (10%) of gross salary per year. The directors of the company do not receive any pension contributions.

Compensation Governance

For a discussion on policies and practices by the Board to determine the compensation of the Company's directors and executive officers, see "Executive Compensation - Compensation Discussion and Analysis".

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Table of Executive Officer Compensation

The following table sets forth the information required under Form 51-102F6 regarding all compensation paid, payable, granted or otherwise provided during the three (3) most recently completed financial years of the Company, to all Named Executive Officers, for the last three (3) financial years ended December 31, 2025, December 31, 2024 and December 31, 2023. During its financial year ended December 31, 2025, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Company: Juan Sartori - Executive Chairman, David M. Cole - CEO, Stefan Wenger - CFO, Frederick Bell - President and COO, and David Baker - Chief Investment Officer.

Name and Principal Position	Year Ended December 31	Salary(1)($)	Share-based awards(1) (2) ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)(4)		Pension Value(1) ($)	All Other Compensation ($)	Tota Compensation ($)
					Annual incentive plans	Long-term incentive plans
Juan Sartori Executive Chairman and Director(5)	2025	$229,487	$513,755	$418,338	$1,000,000	N/A	$-	N/A	$2,161,580
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David M. Cole CEO and Director(6)	2025	$50,367	$-	$-	$-	N/A	$10,000	N/A	$60,367
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stefan Wenger CFO(7)	2025	$39,452	$-	$-	$-	N/A	$12,352	N/A	$51,804
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Frederick Bell President and COO(8)	2025	$474,674	$120,165	$197,590	$463,241	N/A	$47,467	N/A	$1,303,137
	2024	$421,106	$160,545	$148,462	$140,369	N/A	$42,111	N/A	$912,593
	2023	$357,008	$-	$-	$119,002	N/A	$35,700	N/A	$511,710
David Baker Chief Investment Officer(9)	2025	$324,842	$73,434	$120,135	$238,359	N/A	$32,484	N/A	$789,254
	2024	$263,124	$109,463	$103,923	$87,708	N/A	$26,312	N/A	$590,530
	2023	$223,073	$-	$-	$58,636	N/A	$22,307	N/A	$304,016

Notes:

(1) The exchange rate used to calculate these amounts was based on the USD-GBP exchange rate as published by the Bank of England and the USD-CAD exchange rate published by the Bank of Canada on December 31, 2025, December 31, 2024 and December 31, 2023.

(2) Certain Share-based compensation relates to a long-term RSU incentive plan and calculated based on RSUs awarded in the year of grant and represents the number of RSUs awarded but not yet vested. These RSUs vest in 3 equal tranches over a three-year period with the first, second and third tranches vesting on the first, second and third anniversaries of the date of grant. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, subject to reaching the respective vesting dates. Value disclosed is based on the International Financial Reporting Standards ("IFRS") requirements for calculating the estimated value to be vested over the three-year vesting period for financial statement presentation purposes. The value on the issuance date is based on the closing price the day of issuance and may differ significantly.

(3) The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The amounts reported in these columns represent the aggregate grant date fair value of the awards of RSUs and Options granted to each of the Named Executive Officers during the applicable fiscal year under the Omnibus Plan. The assumptions used in calculating such grant date fair value are set forth in the notes to Company's audited consolidated financial statements.

(4) The amounts reported in the "Annual incentive Plans" column reflect annual short term incentive bonuses awarded to each individual by the Compensation Committee and Board of Directors.

(5) Juan Sartori was appointed to the position of Executive Chairman and Director on June 17, 2025.

(6) David M. Cole, was appointed to the position of Director and CEO on November 13, 2025. Mr. Cole is not compensated as a Director, as such, Mr. Cole's compensation noted above relates to his role as CEO of the Company.

(7) Stefan Wenger was appointed to the position of CFO on November 13, 2025.

(8) Frederick Bell was appointed to the position of President and COO on November 13, 2025. Prior to this appointment, Mr. Bell was the CEO until November 12, 2025. Mr. Bell did not receive any additional compensation as a Director of the Company.

(9) David Baker was appointed to the position of Chief Investment Officer on November 13, 2025. Prior to this appointment, Mr. Baker was the CFO until November 12, 2025.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Named Executive Officer Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding for each Named Executive Officers during the most recently completed financial year ended December 31, 2025, including outstanding awards granted in a previous year:

Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised Options (Vested - Unvested)	Option Exercise Price (C$)	Option Expiry Date	Value of unexercised in- the-money Options(1)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)(3)	Market or payout value of vested share-based awards not paid out or distributed (2)
Juan Sartori Executive Chairman and Director	15,625 - 46,875	$16.00	July 31, 2030	$329,688	36,000	$610,150	$-
David M. Cole CEO and Director	42,330 - 0	$15.11	May 06, 2026	$250,778	-	$-	$-
	42,330 - 0	$9.62	April 29, 2027	$420,331	-	$-	$-
	33,864 - 0	$9.58	September 11, 2028	$337,253	-	$-	$-
	28,220 - 0	$9.30	June 24, 2029	$286,809	-	$-	$-
	22,011 -0	$10.89	March 31, 2030	$198,171	-	$-	$-
Frederick Bell President and COO	92,500 - 0	$14.00	December 20, 2027	$622,914	-	$-	$-
	50,000 - 0	$11.50	February 28, 2029	$427,910	14,667	$248,585	$124,284
	62,500 - 31,250	$12.60	February 28, 2030	$484,728	13,500	$228,806	$-
Stefan Wenger CFO	14,110 - 0	$9.09	October 01, 2029	$145,566	-	$-	$-
	17,214 - 0	$10.89	March 31, 2030	$154,982	-	$-	$-
David Baker Chief Investment Officer	37,000 - 0	$14.00	December 20, 2027	$249,166	-	$-	$-
	35,000 - 0	$11.50	February 28, 2029	$299,537	10,000	$169,486	$84,743
	19,000 - 19,000	$12.60	February 28, 2030	$294,715	8,250	$139,826	$-

Notes:

(1) The value of unexercised in-the-money Options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on the TSXV on December 31, 2025, being C$23.23.

(2) The exchange rate used to calculate these amounts was based on the USD-CAD exchange rate published by the Bank of Canada on December 31, 2025.

(3) The value of RSUs is calculated based on the closing price of the Common Shares on the TSXV on December 31, 2025, being C$23.23.

On February 2, 2025 and July 31, 2025, the Compensation Committee recommended, and the Board approved, the following Option and RSU awards:

Name and Principal Position	Grant date(1)	Number of Options awarded	Grant date Fair Value(2)(3)(5)	Number of RSUs awarded	Value of RSUs awarded(4)(5)
Juan Sartori, Executive Chairman and Director	July 31, 2025	62,500	$418,338	36,000	$513,755
David M. Cole, CEO and Director	N/A	N/A	N/A	N/A	N/A
Frederick Bell, President and COO	February 28, 2025	62,500	$197,590	13,500	$120,165
Stefan Wenger, CFO	N/A	N/A	N/A	N/A	N/A
David Baker, Chief Investment Officer	February 28, 2025	38,000	$120,135	8,250	$73,434

Notes:

(1) David M. Cole and Stefan Wenger commenced service with the Company following the completion of the Transaction on November 13, 2025, and therefore were not included in the 2025 long-term incentive awards for 2025.

(2) The "grant date fair value" of options granted on February 2, 2025 was determined by using the Black-Scholes model, and the following weighted average assumptions: stock price - C$12.20 exercise price - C$12.60, an option life of five (5) years, a risk-free interest rate of 2.67% and a volatility of 39.05%. The Options vest 25% every six (6) months with the first tranche vesting on the date of grant.

(3) The "grant date fair value" of options granted on July 31, 2025 was determined by using the Black-Scholes model, and the following weighted average assumptions: stock price - C$19.60 exercise price - C$16.00, an option life of five (5) years, a risk-free interest rate of 3.01% and a volatility of 41.45%. The Options vest 25% every six (6) months with the first tranche vesting on the date of grant.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

(4) The value of the RSUs awarded during the year ended December 31, 2025 was determined by multiplying the number of RSUs awarded by the fair value a Common Share on the day of grant being July 31, 2025 and February 2, 2025. These RSUs vest in three (3) equal tranches over a three-year period with the first, second and third tranches vesting on the first, second and third anniversaries of the date of grant. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, subject to reaching the respective vesting dates. The value on the issuance date is based on the closing price the day of issuance and may differ significantly.

(5) The exchange rate used to calculate these amounts was based on the USD-CAD exchange rate published by the Bank of Canada on December 31, 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of the Named Executive Officers, a summary of the value of option-based and share-based awards vested or of non-equity incentive plan compensation earned in the financial year ended December 31, 2025.

Name and Principal Position	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Juan Sartori Executive Chairman and Director	$211,194	$130,525	$1,000,000
David M. Cole CEO and Director	$-	$-	$-
Frederick Bell President and COO	$154,478	$154,841	$463,241
Stefan Wenger CFO	$-	$-	$-
David Baker Chief Investment Officer	$96,114	$100,413	$238,859

Notes:

(1) The value of vested Options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on the TSXV on the date of vesting.

(2) The value of RSUs is calculated based on the closing price of the Common Shares on the TSXV on the date of vesting.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

Termination and Change of Control Benefits

Other than as described below, as of the date of this Circular, the Company is not a party to any contract, agreement, plan or arrangement with its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Executive Officers' responsibilities.

David M. Cole, CEO

The Company is a party to an employment agreement with David M. Cole, CEO of the Company. Under the agreement, Mr. Cole receives US$383,000 per year exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of Mr. Cole's agreement or as may be agreed to by the parties. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary, a lump sum payment equal to his target bonus for the prior year pro rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less. Mr. Cole may terminate the agreement for any reason upon two (2) months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole's agreement is terminated without cause, or Mr. Cole's duties and responsibilities are materially changed within six

(6) months following a "change in control" (as such term is defined in Mr. Cole's agreement) of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary, a lump sum payment equal to his target bonus for the two (2) prior years (prior year if without cause) pro-rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less, and the immediate vesting of all unvested stock options and pro-rated vesting of share-based awards based on the number of days from the grant up to the termination date divided by the 1,095 days.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

See "Termination and Change of Control Payments" below.

Frederick Bell, President and Chief Operating Officer

ERL is party to an employment agreement with Frederick Bell (the "Bell Agreement"). The Bell Agreement continues until terminated in accordance with its terms. The Bell Agreement provides for a salary of £352,891, exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of the Bell Agreement or as may be agreed to by the parties. The Bell Agreement may be terminated by Frederick Bell by giving ERL three months' prior written notice of his intention to do so. The Bell Agreement may also be terminated by the Company by giving Frederick Bell three months' prior written notice of its intention to do so and making a payment of twelve months of salary and most recent bonus, with termination as of immediate effect. Pursuant to the terms of the Bell Agreement, in the event there is a "Change in Control" (as such term is defined in the Bell Agreement) which results in the dismissal or constructive dismissal during the first six (6) months from the date of the Change of Control, or in the event of Frederick Bell's resignation, he is entitled to receive a payment of twenty-four months of salary, and a payment equal to his most recent bonus, and Mr. Bell is entitled for a period of one year in accordance with the terms of ERL's Omnibus Plan to exercise any stock options or PSUs granted to him and then outstanding as of the date of such election.

See "Termination and Change of Control Payments" below.

Stefan Wenger, CFO

The Company is a party to an employment agreement with Stefan Wenger, CFO of the Company. Under the agreement, Mr. Wenger receives US$300,000 per year exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of Mr. Wenger's agreement or as may be agreed to by the parties. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 18 months of salary, a lump sum payment equal to his target bonus for the prior year pro rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less. Mr. Wenger may terminate the agreement for any reason upon two (2) months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Wenger's agreement is terminated without cause, or his duties and responsibilities are materially changed within six (6) months following a "change in control" (as such term is defined in Mr. Wenger's agreement) of the Company, he is entitled to receive a lump sum payment equal to 18 months of his salary, a lump sum payment equal to his target bonus for the prior year pro-rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less, and the immediate vesting of all unvested stock options and pro-rated vesting of share-based awards based on the number of days from the grant up to the termination date divided by the 1,095 days.

See "Termination and Change of Control Payments" below.

David Baker, Chief Investment Officer

ERL is party to a services agreement with David Baker (the "Baker Agreement"). The Baker Agreement continues until terminated in accordance with its terms. The Baker Agreement provides for a salary of £241,500, exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of the Baker Agreement or as may be agreed to by the parties. The Baker Agreement may be terminated by either party by providing three month's prior written notice. Once notice of termination has been provided, the Company in its sole discretion reserves the right to make a payment in lieu of the notice, which will be for a sum equivalent to David Baker's salary for the duration of the notice period, which as of the Record Date, with termination upon immediate effect. Pursuant to the terms of the Baker Agreement, in the event there is a "Change in Control" (as such term is defined in the Baker Agreement) which results in the resignation, dismissal or constructive dismissal during the first six (6) months from the date of the Change of Control, David Baker is entitled to receive a payment of twenty-four months of salary and most recent bonus.

See "Termination and Change of Control Payments" below.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Termination and Change of Control Payments

The following table sets out estimates of the incremental amounts payable by the Corporation to the NEOs upon identified termination events, assuming each such event took place on December 31, 2025. The actual amount of the payout upon identified termination events can only be determined at the time any such event actually occurs.

Name and Position		Termination without Cause (1)(2)	Termination without Cause subsequent to Change of Control (1)(2)
David M. Cole, CEO	Cash severance including 12 months of benefits coverage	$1,105,510	$1,201,260
	Market value of share-based awards vested	$-	$-
Frederick Bell, President and COO	Cash severance	$985,382	$1,460,056
	Market value of share-based awards vested	$-	$-
Stefan Wenger, CFO	Cash severance including 12 months of benefits coverage	$649,020	$649,020
	Market value of share-based awards vested	$-	$-
David Baker, Chief Investment Officer	Cash severance	$113,695	$920,527
	Market value of share-based awards vested	$-	$-

Notes:

(1) As of December 31, 2025, Mr. Cole and Mr. Wenger had no unvested RSU awards that would vest according to their employment agreements noted above.

(2) Paid in Pound Sterling and converted to United States dollars at the exchange rate as published by the Bank of England on December 31, 2025.

Compensation of Directors

Compensation of the Company's non-executive directors has been developed to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.

The Compensation Committee reviews the Company's non-executive director compensation on an annual basis and recommends revisions to the compensation structure when warranted. In late 2024, Lane Caputo provided a review of market practices regarding non-executive director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for non-executive directors.

Note that, prior to the Transaction, Juan Sartori held the role of Chairman of the Board and was compensated as such. Subsequent to the Transaction, Juan Sartori and David M. Cole became senior officers and directors of the company and have not, and will not, receive compensation for their service as directors.

For 2025, non-executive directors were compensated for their services as directors through a combination of an annual retainer fee, individual committee fees, and annual long-term equity-based compensation in the form of cash settled DSUs. Cash settled DSUs may be awarded by the Compensation Committee from time to time to provide non-executive directors to promote a greater alignment of long-term interests between non-executive directors and shareholders of the Company. Non-executive directors were not compensated based on performance. Going forward, the amendments to the Omnibus Plan incentive awards of DSUs that may be settled in either cash or Common Shares. See "Omnibus Plan".

The annual cash retainer structure was as follows in 2025:

Executive Chairman (Base)	$500,000
Lead Independent Director (Base)	$47,000
Other Non-Executive Directors (Base)	$47,000
Audit Committee Chair	$11,000
Compensation Committee Chair	$11,000
Nominating and Corporate Governance Committee Chair	$11,000

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	24

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Retainers are paid quarterly and withholding taxes apply. Non-executive directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

The following table indicates, for each individual who was a non-executive director during 2025, a summary of the compensation received during the financial year ended December 31, 2025.

It is noted that the Board was reconstituted twice in 2025, once in June 2025 following the Tether acquisition of Common Shares resulting in its position as a majority shareholder of the Company, and subsequently in November 2025 following completion of the Transaction. As such, these transactions resulted in greater turnover in the Board in 2025, which is reflected in the table below.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension Value	All Other Compensation	Total Compensation
Antonio Simon Vumbaca(1)	$39,011	$-	$52,831	$-	$-	$-	$91,842
Ravi Sood(2)	$20,817	$-	$52,831	$-	$-	$-	$73,648
Sunny Lowe(3)	$9,621	$-	$-	$-	$-	$-	$9,621
Prashant Francis (former Director)(4)	$63,533	$-	$95,415	$-	$-	$-	$158,948
Sandeep Singh (former Director)(5)	$56,987	$-	$79,513	$-	$-	$-	$136,500
Robert Milroy (former Director)(6)	$8,647	$-	$15,902	$-	$-	$-	$24,549
John Robins (former Chairman)(7)	$31,601	$-	$95,415	$-	$-	$-	$127,016
Vincent Benoit (former Director)(8)	$20,363	$-	$95,415	$-	$-	$-	$115,778
Martin Turenne (former Director)(9)	$28,175	$-	$95,415	$-	$-	$-	$123,590
Matthieu Bos (Former Director)(10)	$46,066	$-	$95,415	$-	$-	$-	$141,481

Notes:

(1) Antonio Simon Vumbaca was elected to the position of Director on June 17, 2025.

(2) Ravi Sood was elected to the position of Director on June 17, 2025.

(3) Sunny Lowe was appointed to the position of Director on November 13, 2025.

(4) Prashant Francis ceased to be a Director on November 13, 2025.

(5) Sandeep Singh ceased to be a Director on November 13, 2025.

(6) Robert Milroy ceased to be a Director on March 3, 2025.

(7) John Robins ceased to be a Director on June 17, 2025.

(8) Vincent Benoit ceased to be a Director on June 17, 2025.

(9) Martin Turenne ceased to be a Director on June 17, 2025.

(10) Matthieu Bos ceased to be a Director on June 17, 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	25

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Director Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

Compensation securities were granted and issued to non-executive directors by the Company in the financial year ended December 31, 2025 for services provided or to be provided, directly or indirectly, to the Company, as disclosed in the following table, including outstanding awards granted in a previous year:

Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised Options (Vested - Unvested)	Option Exercise Price (C$)	Option Expiry Date	Value of unexercised in- the-money Options(1)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)(3)	Market or payout value of vested share-based awards not paid out or distributed (2)
Antonio Simon Vumbaca	0 - 7,893	$16.00	July 31, 2030	$57,066	-	$-	$-
Ravi Sood	0 - 7,893	$16.00	July 31, 2030	$57,066	-	$-	$-
Sunny Lowe	28,220 - 0	$13.52	August 19, 2026	$274,016	-	$-	$-
	16,932 - 0	$9.62	April 29, 2027	$230,445	-	$-	$-
	19,754 - 0	$9.58	September 11, 2028	$269,642	-	$-	$-
	19,754 - 0	$9.30	June 24, 2029	$275,173	-	$-	$-
Prashant Francis (former Director)	0 - 30,181	$12.60	February 28, 2030	$320,824	-	$-	$-
Sandeep Singh (former Director)	0 - 25,151	$12.60	February 28, 2030	$267,355	-	$-	$-
Robert Milroy (former Director)	11,880 - 0	$17.05	February 09, 2027	$73,418	-	$-	$-
	37,000 - 0	$14.00	December 20, 2027	$341,510	-	$-	$-
	18,000 - 0	$11.50	February 28, 2029	$211,140	6,667	$112,996	$56,490
	0 - 5,030	$12.60	February 28, 2030	$53,469	-	$-	$-
John Robins (former Chairman)	37,000 - 0	$14.00	December 20, 2027	$341,510	-	$-	$-
	18,000 - 0	$11.50	February 28, 2029	$211,140	6,667	$112,996	$56,490
	0 - 30,181	$12.60	February 28, 2030	$320,824	-	$-	$-
Vincent Benoit (former Director)	9,000 - 0	$11.50	February 28, 2029	$105,570	3,333	$56,490	$28,253
	6,750 - 2,250	$13.10	October 01, 2029	$91,170	3,333	$56,490	$28,253
	0 - 30,181	$12.60	February 28, 2030	$320,824	-	$-	$-
Martin Turenne (former Director)	37,000 - 0	$14.00	December 20, 2027	$341,510	-	$-	$-
	18,000 - 0	$11.50	February 28, 2029	$211,140	6,667	$112,996	$56,490
	0 - 30,181	$12.60	February 28, 2030	$320,824	-	$-	$-
Matthieu Bos (Former Director)	0 - 30,181	$12.60	February 28, 2030	$320,824	-	$-	$-

Notes:

(1) The value of unexercised in-the-money Options is calculated based on the difference between the strike price of the Option and the closing price of the Common Shares on the TSXV on December 31, 2025, being C$23.23.

(2) The exchange rate used to calculate these amounts was based on the USD-CAD exchange rate published by the Bank of Canada on December 31, 2025.

(3) The value of RSUs is calculated based on the closing price of the Common Shares on the TSXV on December 31, 2025, being C$23.23.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	26

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of the non-executive directors, a summary of the value of option-based and share-based awards vested or of non-equity incentive plan compensation earned in the financial year ended December 31, 2025.

Name and Principal Position	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year
Antonio Simon Vumbaca	$26,671	$-	-
Ravi Sood	$26,671	$-	-
Sunny Lowe	$-	$-	-
Prashant Francis (former Director)	$63,093	$-	-
Sandeep Singh (former Director)	$52,578	$-	-
Robert Milroy (former Director)	$19,091	$28,175	-
John Robins (former Chairman)	$71,669	$28,175	-
Vincent Benoit (former Director)	$67,381	$37,336	-
Martin Turenne (former Director)	$71,669	$28,175	-
Matthieu Bos (Former Director)	$63,093	$-	-

Notes:

(1) The value of vested Options is calculated based on the difference between the strike price of the Option and the closing price of the Common Shares on the TSXV on the date of vesting.

(2) The value of RSUs is calculated based on the closing price of the Common Shares on the TSXV on the date of vesting.

OMNIBUS PLAN

Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving and ratifying, among other things: (A) an amended Omnibus Plan, as further described herein, which updates the current Omnibus Plan to, among other things, (i) include deferred share units as a type of Award (as defined below) that may be granted under the Omnibus Plan; and (ii) make certain other conforming changes and housekeeping matters related to compliance with Exchange Policies (as defined below); (B) the setting-aside, allotting and reserving 10% of the Company's outstanding Common Shares from time to time for issuance pursuant to the exercise of Options, RSUs, PSUs and DSUs (collectively, the "Awards") granted under the Omnibus Plan; (C) unallocated Awards under the Omnibus Plan; and (D) that the Company has the ability to continue granting Awards under the Omnibus Plan until May 27, 2029, which is the date that is three (3) years from the date of the Meeting at which Shareholder approval is being sought. The full text of the Omnibus Plan that the Shareholders are being asked to ratify and approve is set out in Schedule "C" to the Circular. As used in the amended Omnibus Plan, "Exchange Policies" means mean the rules and policies of the TSX, including those set forth in the TSX Company Manual and the Toronto Stock Exchange Guide to Security Based Compensation Arrangements, and, to the extent applicable, the rules and policies of the Nasdaq.

The aggregate number of Common Shares available for issuance pursuant to the settlement or redemption (as applicable) of Awards shall not exceed 10% of the Company's outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to any other security based compensation arrangements of the Company, provided that the maximum number of Common Shares available for issuance pursuant to the settlement of full value Awards granted under the Plan (being RSUs, PSUs and DSUs), will be 5% of the total outstanding Common Shares from time to time. For greater certainty, the aggregate number of Common Shares available for issuance pursuant to settlement of Options shall not exceed 10% of the Company's outstanding share capital. The Omnibus Plan is a "rolling plan" and as a result, any and all increases in the number of issued and outstanding Common Shares will result in an increase to the number of Awards for issuance thereunder. Common Shares in respect of which Awards have not been exercised and are no longer subject to being purchased pursuant to the terms of any Award shall be available for further Awards under the Omnibus Plan. Notwithstanding the foregoing, (i) inducement awards as contemplated in Subsection 613(c) of the TSX Company Manual; (ii) security based compensation assumed in the context of an acquisition as contemplated in Subsection 611(f) of the TSX Company Manual; and (iii) Awards that will not be settled in Shares (as determined by the Committee on the date of grant of the Award and evidenced in the agreement or written statement in respect of the Award ("Award Agreement") or in the records of grants shall not be counted toward the reserve described above or otherwise toward the maximum number of Common Shares available for issuance pursuant to the Omnibus Plan and any other security based compensation arrangement of the Company.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	27

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The amendments to the Omnibus Plan also remove certain restrictions that were required by the policies of the TSXV, but are not required by the TSX, such as including a limit on Award grants to individuals and to persons retained to provide investor relations services. Therefore, the amended Omnibus Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Omnibus Plan (expressed as a percentage or otherwise). The amendments to the Omnibus Plan introduce a limit on non-employee director participation: the value of Awards issued to each non-employee director shall not exceed C$150,000 in value per calendar year in aggregate, based on the FMV (as defined below) of the Common Shares underlying the Award as of the applicable grant date in the case of full value Awards, and based on the applicable grant date fair value for accounting purposes in the case of Options. To the extent that any Awards issued to a non-employee director include Options, the value of such Awards of Options shall not exceed C$100,000 per calendar year in aggregate, based on the applicable grant date fair value for accounting purposes.

The Omnibus Plan was originally adopted by the Board on July 28th, 2020 and amendments to such plan were approved by the Board on August 8, 2023, October 28, 2024 and, most recently, on April 15, 2026. The Omnibus Plan permits the grant of Options, RSUs and PSUs to eligible Participants (as defined in the Omnibus Plan, meaning any director, officer, employee or service provider of the Company). The amendments to the Omnibus Plan permit the grant of DSUs in addition to Options, RSUs and PSUs (each, an "Award" and collectively, "Awards"). The Omnibus Plan is administered by the Board or if so delegated in whole or in part by the Board, any duly authorized committee appointed by the Board to administer the Omnibus Plan (collectively, with the Board, the "Committee").

The purpose of the Omnibus Plan is to: (i) provide the Company with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and service providers of the Company and its affiliates; (ii) align the interests of Participants with that of other Shareholders of the Company generally; and (iii) enable and encourage Participants to participate in the long-term growth of the Company through the acquisition of Common Shares as long-term investments. The amendments to the Omnibus Plan have replaced the term "consultant" with "service provider" as this is the term used by the TSX. Service providers are only eligible to be granted Awards if they have rendered services to the Company or an affiliate for a period of at least 12 months, on a continuous basis, per Exchange policies.

The maximum number of Common Shares for which Awards (when aggregated with any awards issued under other security based compensation arrangements of the Company) issuable to "insiders", as a group (as defined in Exchange Policies collectively, the "Insiders") at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards (when aggregated with any awards issued under other security based compensation arrangements of the Company) granted to Insiders, as a group, within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any Insider.

The Omnibus Plan provides for customary adjustments or substitutions, as applicable, in the number of Common Shares that may be issued under the Omnibus Plan in the event of a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to the Shareholders, or any similar corporate event or transaction.

Awards under the Omnibus Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated subject to the beneficiary designation provisions of the Omnibus Plan, the Exchange Policies or as otherwise allowed by the TSX (and, if applicable, the Nasdaq). The amendments to the Omnibus Plan also provide that transfers may be permitted with the prior approval of the Committee.

The Omnibus Plan does not include provisions for financial assistance to Participants.

If there is a Change of Control (as defined in the Omnibus Plan), any Awards held by a Participant shall automatically vest following such Change of Control, on the Termination Date (as defined in the Omnibus Plan), if the Participant is an employee, officer or a director and their employment, or officer or director position is terminated within 12 months following the Change of Control. Notwithstanding the foregoing, in the event of an actual or potential Change of Control of the Company, the Board may, in its sole discretion, without the necessity or requirement for the agreement of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Awards; (ii) permit the conditional redemption or exercise of any Awards, on such terms as it sees fit; (iii) otherwise amend or modify the terms of any Awards, including for greater certainty by (1) permitting Participants to exercise or redeem any Awards to assist the Participants to participate in the actual or potential Change of Control, or (2) providing that any Awards exercised or redeemed shall be exercisable or redeemed for, in lieu of Common Shares, such property (including shares of another entity or cash) that Shareholders of the Company will receive in the Change of Control; and (iv) terminate, following the successful completion of a Change of Control, on such terms as it sees fit, the Awards not exercised or redeemed prior to the successful completion of such Change of Control.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	28

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Subject to the terms and conditions of the Omnibus Plan and in compliance with any applicable law and the Exchange Policies, the Board may, at any time, terminate or suspend the Omnibus Plan. The amendments to the Omnibus Plan also specify certain circumstances in which, subject to compliance with any applicable law and the Exchange Policies, the Board may also, at any time, amend or revise the terms of the Omnibus Plan and/or any Award Agreement without shareholder approval, including but not limited to:

(a) adoption of any special terms of Awards, supplements, restatements, alternative versions, sub-plans or addendums applicable within a specific jurisdiction;

(b) change the vesting provisions;

(c) change the termination provisions;

(d) add a 'cashless exercise' feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(e) make amendments in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the United States Internal Revenue Code of 1986 and the regulations promulgated thereunder relating to incentive stock options and/or to bring the Omnibus Plan into compliance therewith; or

(f) make amendments of a housekeeping nature or to comply with the requirements of applicable law or stock exchange listing requirements.

Specifically, the amendments set out in (a) above provide the Committee with the flexibility to adopt specific terms that may be appropriate or beneficial to a Participant who is employed in the United States or the United Kingdom, or is otherwise subject to a legal regime outside of Canada.

The amended Omnibus Plan sets out a number of amendments that cannot be made to the Omnibus Plan without Shareholder approval. These amendments generally track the TSX's requirements. Specifically, the Board will not be entitled to amend the Omnibus Plan or any Award granted under it without shareholder approval (disinterested shareholder approval if applicable) and, if applicable, approval of the TSX or Nasdaq, in order to:

(a) increase the maximum number of Common Shares issuable pursuant to the Omnibus Plan or reserved for issuance;

(b) reduce an exercise price or other purchase price of an Award;

(c) extend the term of an Award if such extension would benefit an insider of the Company;

(d) extend the term of Options beyond their original expiry date (other than, for certainty, any extension pursuant to the blackout periods provisions of the Omnibus Plan);

(e) amend the Omnibus Plan to remove or exceed the insider participation limits set out therein;

(f) amend the amendment provisions of the Omnibus Plan;

(g) increase the limits imposed on non-employee director participation; or

(h) in any other circumstances where the TSX (or, if applicable, Nasdaq) requires securityholder approval of an amendment to the Omnibus Plan.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	29

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Incentive Awards

Options

Subject to the terms and conditions of the Omnibus Plan and the Exchange Policies, the Committee may grant Options to Participants in such amounts and upon such terms (including the exercise price, duration of the Options, the number of Common Shares to which the Option pertains, and the conditions, if any, upon which an Option shall become vested and exercisable) as the Committee shall determine.

The exercise price of the Options will be determined by the Committee at the time any Option is granted and shall be specified in any Award Agreement (as defined in the Omnibus Plan). In no event will such exercise price be lower than fair market value on the date of grant ("FMV"), being the market price of the Common Shares as interpreted and determined in accordance with Exchange Policies. Such price upon exercise of any Option shall be payable to the Company by certified cheque, wire transfer, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Committee.

Unless otherwise specified in an Award Agreement (as defined in the Omnibus Plan), and subject to any provisions of the Omnibus Plan or the applicable Award Agreement relating to acceleration of vesting of Options, the Committee may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting. The Company's policy is that Options have a vesting schedule, and such schedule will be contained in individual Award agreements.

The amendments to the Omnibus Plan prohibit the repricing of Options, except with the prior approval of the Shareholders and in accordance with Exchange Policy. A "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower its exercise price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Option at a time when its exercise price is greater than the FMV of the underlying Common Shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under the amendment and termination provisions in the Omnibus Plan. A cancellation and exchange under clause (iii) would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

Subject to any requirements of the TSX (or, if applicable, Nasdaq), the Committee may determine the expiry date of each Option. Subject to a limited extension if an Option expires during a black out period, Options may be exercised for a period of up to ten (10) years after the grant date, subject to the provisions in the Omnibus Plan related to the death, disability, retirement or resignation of a Participant. While specific provisions may be set out in an Award agreement, the default provisions are as follows: (i) upon a Participant's termination for Reason (as defined in the Omnibus Plan), all Options, whether vested or not, as at the date on which a Participant ceases to be eligible to participate under the Omnibus Plan (the "Termination Date") as a result of termination of employment, will automatically and immediately expire and be forfeited upon conclusion of the Termination Date; (ii) upon the death of a Participant, all unvested Options as at the Termination Date shall automatically and immediately vest, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 12 months after the Termination Date; (iii) in the case of the disability of a Participant, all Options shall remain and continue to vest (and are exercisable) in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any Options that have not been exercised (whether vested or not) within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Committee shall have discretion, with respect to such Options, to determine whether to accelerate the vesting of such Options, cancel such Options with or without payment and determine how long, if at all, such Options may remain outstanding following the Termination Date, provided, however, that in no event shall such Options be exercisable for more than 12 months after the Termination Date; and (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested Options shall automatically and immediately expire and be forfeited upon conclusion of the Termination Date, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 90 days after the Termination Date, provided that any Options that have not been exercised within 90 days after the Termination Date shall automatically and immediately expire and be forfeited on such date.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	30

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Restricted Share Units

Subject to the terms and conditions of the Omnibus Plan and any Exchange Policies, the Committee may grant RSUs to Participants in such amounts and upon such terms (including time-based restrictions on vesting, restrictions under applicable laws or under the requirements of the TSX (or, if applicable, Nasdaq) as the Committee shall determine.

When and if RSUs become payable, the Participant issued such RSUs shall be entitled to receive payment from the Company in settlement of such RSU: (i) in a number of Common Shares (issued from treasury) equal to the number of RSUs being settled, or

(ii) in any other form, all as determined by the Committee at its sole discretion. The Committee's determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the RSUs.

Unless otherwise specified in an Award Agreement granting RSUs, RSUs shall vest at the discretion of the Committee, subject to the provisions in the Omnibus Plan related to the death, disability, retirement or resignation of the Participant. While specific provisions may be set out in an Award agreement, the default provisions are as follows: (i) upon a Participant's termination for Reason, all RSUs, whether vested (if not yet paid out) or not as at the Termination Date will automatically and immediately expire and be forfeited upon conclusion of the Termination Date; (ii) upon the death of a Participant, all vested and unvested RSUs as at the Termination Date shall automatically and immediately vest and be paid out to the Participant's estate; (iii) in the case of the disability of a Participant, all RSUs shall remain and continue to vest in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any RSUs that have not been vested within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Board shall have discretion, with respect to such RSUs, to determine whether to accelerate the vesting of such RSUs, cancel such RSUs with or without payment and determine how long, if at all, such RSUs may remain outstanding following the Termination Date, provided, however, that in no event shall such RSUs be exercisable for more than 12 months after the Termination Date; and (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested RSUs shall automatically and immediately expire and be forfeited upon conclusion of the Termination Date, and all vested RSUs will be paid out in accordance with the Omnibus Plan. In no case will any RSU vest or payment be made in respect of that RSU later than December 15th of the third calendar year following the year in which that RSU was granted, and any RSU cannot vest earlier than one year after the date of grant.

Participants holding RSUs may, if the Committee so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. Any dividend equivalents shall not apply to an Award unless specifically provided for in the RSU Award Agreement. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares or RSUs, and may settle such entitlements with cash where it does not have sufficient Common Shares available to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in the Company breaching a limit on grants or issuances contained in the Omnibus Plan.

Performance Share Units

Subject to the terms and conditions of the Omnibus Plan and any Exchange Policies, the Committee may grant PSUs to Participants in such amounts and upon such terms (including the performance criteria applicable to such PSUs) as the Committee shall determine. Each PSU shall have an initial value equal to the fair market value of a Common Share on the date of grant. After the applicable Performance Period (as defined in the Omnibus Plan, meaning the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award) has ended, the holder of a PSU shall be entitled to receive payout on the value and number of PSUs, determined as a function of the extent to which the corresponding performance criteria have been achieved. Other than as determined by the Committee in writing, in no event will delivery of such Common Share or other form of payment or consideration under a PSU be made later than the earlier of: (i) three months after the close of the year in which such conditions or restrictions were satisfied or lapsed; and (ii) December 31st of the third year following the year of the grant date, and any PSU cannot vest earlier than one year after the date of grant.

Subject to the terms of the Omnibus Plan, the Committee, in its sole discretion, may pay earned PSUs in the form of a number of Common Shares issued from treasury equal to the number of earned PSUs at the end of the applicable performance period. The Committee may determine the form of payout of earned PSUs, in accordance with the applicable PSU Award Agreement, including payouts in the form of cash. Any Common Shares may be granted subject to any restrictions deemed appropriate by the Committee. Participants holding PSUs may, if the Committee so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. Any dividend equivalents shall not apply to an Award unless specifically provided for in the PSU Award Agreement. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares or PSUs, and may settle such entitlements with cash where it does not have sufficient Common Shares available to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in the Company breaching a limit on grants or issuances contained in the Omnibus Plan. The amendments to the Omnibus Plan also clarify that dividend equivalents credited in connection with PSUs shall not be considered to have vested unless and until the underlying PSUs have vested and the holder of dividend equivalents credited in connection with PSUs shall not become entitled to receive payout on the dividend equivalents unless and until the holder is entitled to receive payout on the underlying PSUs. It is the Company's policy that Dividend Equivalents do not vest until vesting of the underlying Award.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	31

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The extent to which a Participant shall have the right to retain PSUs following termination of the Participant's employment or other relationship with the Company shall be set out in each PSU Award Agreement and determined in the sole discretion of the Committee, and need not be uniform among all PSUs issued pursuant to the Omnibus Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with the applicable rules of the TSX (or, if applicable, Nasdaq).

Deferred Share Units

The Committee may fix from time to time a portion of the total compensation (including annual retainer and meeting fees, if any) paid by the Company to a Director in a calendar year for service on the Board and/or on any committee of the Board (the "Director Fees") to be payable in the form of DSUs. In addition, and subject to the Committee's determination, Directors may be provided an opportunity to elect to participate in the grant of additional DSUs in an amount between 0% and 100% of any Director Fees that would otherwise be paid in cash (the "Elected Amount"). The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Committee, or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the FMV of a Common Share on the date of the grant. Each DSU grant shall be evidenced by an Award Agreement that shall specify the number of DSUs granted, and the settlement date or other settlement conditions for DSUs, and any such other provisions as the Committee shall determine. DSUs awarded in place of cash fees (and not, for certainty, on a discretionary basis) are not counted for the purposes of the non-employee director participation limits noted above, provided that the DSUs awarded have the same value at the grant date as the cash fees given up in exchange.

Subject to any provisions of the Omnibus Plan or the applicable Award Agreement, DSUs shall vest immediately upon grant. Unless otherwise specified in an Award Agreement granting DSUs, upon the death of a Participant, (i) all unvested DSUs as at the Termination Date shall automatically and immediately vest (if applicable); (ii) all vested DSUs (including those that vested pursuant to (i) above) shall be paid, subject to the sole discretion of the Company, by redeeming each vested DSU for (i) one fully paid and non-assessable Common Share issued from treasury to the Participant or as the Participant may direct; or (ii) a cash payment. Any payment made in connection with vested DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the FMV per Common Share as at the settlement date.

Participants holding DSUs may, if the Committee so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. Dividend equivalents shall apply to an Award unless specifically provided for in the Award Agreement. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares or DSUs, and may settle such entitlements with cash where it does not have sufficient Common Shares available to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in the Company breaching a limit on grants or issuances contained in the Omnibus Plan.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	32

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities were authorized for issuance as at December 31, 2025.

Plan Category	Grant Date	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (C$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	February 09, 2022	Options(1) -116,425	$17.05	3,924,409
	December 20, 2022	Options - 589,000	$14.00
	May 24, 2023	Options - 7,500	$14.00
	February 28, 2024	Options - 298,000	$11.50
	October 01, 2024	Options - 48,250	$13.10
	February 28, 2025	Options 239,625	$12.60
	February 28, 2025	Options - 181,086	$12.60
	July 31, 2025	Options - 78,285	$16.00
	November 13, 2025	Options(2) - 1,306,853	$10.76
	February 28, 2024	RSU - 129,996	$10.50
	October 01, 2024	RSU - 24,105	$12.10
	February 28, 2025	RSU - 57,000	$12.20
	July 31, 2025	RSU - 36,000	$19.56
Equity compensation plans not approved by security holders		Nil	Nil	Nil
Total	February 09, 2022	Options(1) -116,425	$17.05	3,924,409
	December 20, 2022	Options - 589,000	$14.00
	May 24, 2023	Options - 7,500	$14.00
	February 28, 2024	Options - 298,000	$11.50
	October 01, 2024	Options - 48,250	$13.10
	February 28, 2025	Options 239,625	$12.60
	February 28, 2025	Options - 181,086	$12.60
	July 31, 2025	Options - 78,285	$16.00
	November 13, 2025	Options(2) - 1,306,853	$10.76
	February 28, 2024	RSU - 129,996	$10.50
	October 01, 2024	RSU - 24,105	$12.10
	February 28, 2025	RSU - 57,000	$12.20
	July 31, 2025	RSU - 36,000	$19.56

Notes:

(1) 540,550 legacy options were inherited by the Company for a weighted-average exercise price of C$19.10, pursuant to the merger between the Company and Altus Strategies plc, completed on August 16, 2022. The legacy options are still governed by Altus Strategies plc's former option scheme and not governed by the Company's Omnibus Plan.

(2) 1,362,005 legacy options were inherited by the Company for a weighted-average exercise price of C$11.25, pursuant to the merger between the Company and EMX (as defined herein), completed on November 12, 2025. The legacy options are still governed by EMX's former option scheme and not governed by the Company's Omnibus Plan.

As of the date hereof, there are 3,114,575 Options outstanding with a weighted average exercise price of C$14.74, 369,574 RSUs outstanding and Nil PSUs outstanding, collectively representing 5.42% of the issued and outstanding Common Shares of the Company. As of the date hereof, 2,941,388 securities under the Omnibus Plan remain available for grant, which represent 4.58% of issued and outstanding securities of the Company.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	33

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Burn Rate

The following table sets out the burn rate of the Omnibus Plan, as calculated in accordance with the TSX Company Manual, for the three most recently completed financial years:

Year	Awards Granted			Annual burn Rate (%)(1)
	Options	RSUs	PSUs
2025	523,871	93,000	-	2.06%
2024	358,000	154,101	-	2.51%
2023	17,500	-	-	0.09%

Notes:

(1) The burn rate is calculated by dividing the total number of Options granted that year by the weighted average number of outstanding Shares for the applicable fiscal year.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its Shareholders. The following statement of corporate governance practices sets out the Board's review of the Company's governance practices relative to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201").

The Company has reviewed its corporate governance practices against the requirements of the Nasdaq and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the Nasdaq listing standards (the "Nasdaq Listing Rules") for corporate governance. A description of the ways in which the Company's corporate governance practices differ from those followed by U.S. companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Company's website at https://elementalroyalty.com/investors/corporate-documents/.

Board of Directors

The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent. The Board is currently comprised of five (5) persons, of whom three are independent within the meaning of NI 58-101 and NP 58-201, and the Nasdaq Listing Rules. Juan Sartori, Executive Chairman, is not considered to be independent as he has a material relationship with the Company by virtue of Tether's shareholdings in the Company. David M. Cole, Chief Executive Officer, is not considered to be independent by virtue of his role as an officer of the Company.

Antonio Simon Vumbaca is the Lead Independent Director of the Company. The Lead Independent Director facilitates the functioning of the Board independently of management of the Company and any non-independent director(s) of the Board, and provides independent leadership to the Board. Based on the written position description for the Lead Independent Director, the Lead Independent Director is responsible for, among other things:

• working with the Executive Chairman to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee in making recommendations for appointment to such committees;

• evaluating any conflicts of interest between the Corporation, the minority shareholders, and any major shareholders, and determining the process and manner for dealing with the same;

• recommending to the Executive Chairman items for consideration on the agenda for each meeting of the Board;

• commenting to the Executive Chairman on the quality, quantity and timeliness of information provided by management to the independent directors;

• calling, where necessary, the holding of special meetings of the Board or independent directors, with appropriate notice, and establishing the agenda for such meetings in consultation with the Executive Chairman or independent directors, as applicable;

• chairing each Board meeting at which only independent directors are present; and

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	34

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

• consulting and meeting with any or all of the independent directors and with or without the attendance of the Executive Chairman, all at the discretion of the Lead Independent Director, and representing such directors, where necessary, in discussions with management and/or any non-independent director(s) on corporate governance issues and other matters.

Board meetings without non-independent directors are not regularly scheduled; however, the Lead Independent Director calls such meetings of the independent directors where necessary, as further detailed above.

Board Mandate

The Board has not adopted a written mandate delineating the Board's roles and responsibilities, since it believes it is adequately governed by the requirements of applicable corporate and securities law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for supervising the management of the business and affairs of the Company. The Board shall provide direction to senior management to pursue the best interests of the Company, including pursuant to the formation and implementation of committees comprised of certain members of the Board. Among its general duties, the Board's responsibilities include providing direction with respect to strategic planning, risk management, compensation matters, nomination matters and communications with stakeholders.

Standing Committees of the Board

The Company has an Audit Committee comprised of Sunny Lowe (Chair), Antonio Simon Vumbaca and Ravi Sood, a Compensation Committee comprised of Antonio Simon Vumbaca (Chair), Sunny Lowe and Ravi Sood and a Nominating and Corporate Governance Committee comprised of Ravi Sood (Chair), Sunny Lowe, and Antonio Simon Vumbaca. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in the Elemental AIF. For more information on the Compensation Committee, see "Compensation of Directors and Officers - Compensation Committee Mandate", and for more information on the Nominating and Corporate Governance Committee, see "Nomination of Directors" below.

Meetings Attendance

The following table sets out the attendance of directors at Board and committee meetings during the year ended December 31, 2025:

Director	Meetings Attended out of Meetings Held(1)
	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Juan Sartori(2)	8 of 8	N/A	N/A	N/A
David M. Cole(3)	1 of 1	N/A	N/A	N/A
Ravi Sood(4)	8 of 8	2 of 2	5 of 5	1 of 1
Antonio Simon Vumbaca(5)	8 of 8	2 of 2	5 of 5	1 of 1
Sunny Lowe(6)	1 of 1	N/A	2 of 2	N/A

Notes:

(1) The disclosure of Board and committee meeting attendance for fiscal 2025 reflects 100% attendance for all directors, save as otherwise noted. During the year, the Company completed a business combination that resulted in changes to the composition of the Board and its committees. Accordingly, attendance is presented on a normalized basis to reflect each director's participation during their respective period of service from thedate of appointment.

(2) Juan Sartori became a director of the Company on June 17, 2025.

(3) David M. Cole became a director of the Company on November 13, 2025.

(4) Ravi Sood became a director of the Company on June 17, 2025.

(5) Antonio Simon Vumbaca became a director of the Company on June 17, 2025.

(6) Sunny Lowe became a director of the Company on November 13, 2025.

The Board and committees also meet on an ad hoc basis as required.

In the year ended December 31, 2025, no Board meetings were held without non-independent directors and members of management.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	35

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Other Public Company Directorships

Certain of the directors of the Company are presently a director of one or more other reporting issuers (public companies) or the equivalents in either the same jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Exchange	Position
Juan Sartori	Adecoagro S.A.	NYSE	Director/Executive Chairman
Antonio Simon Vumbaca	Bioceres Crop Solutions	NASDAQ	Director
Ravi Sood	Golconda Gold Ltd.	TSXV	CEO and Chairman
	Biomind Labs Inc.	Cboe Global Markets	Chairman
	Sparq Systems Inc.	TSXV	Chairman

Descriptions of Roles

The Board has not established written descriptions of the positions of Executive Chairman, CEO, or chairperson of any of the committees of the Board (except as may be set out in a charter applicable to a committee). The role of a chairperson is delineated by the nature of the overall responsibilities of the Board (in the case of the Executive Chairman of the Board) or the committee (in the case of a chairperson of a committee), and the written charters of each committee further help to delineate the roles and responsibilities of each chair. The Board has not set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation. The Company believes that the roles and responsibilities of each of the chairs and of the CEO are well understood by them and by the Board as a whole.

Orientation and Continuing Education of Board Members

The CEO is responsible for ensuring that new directors are provided with an orientation program, which includes information regarding the role of the Board, its committees and the duties and obligations of directors; the business and operations of the Company; documents from recent meetings of the Board; and opportunities for meetings and discussion with senior management and other directors.

The Board does not currently have a formal continuing education program for directors, though it intends to consider formal programming in the future. The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors. In particular, the Board ensures that each director is up to date with current information regarding the business of the Company and the role the director is expected to fulfill, and directors are given access to management and other employees and advisors who can answer questions that may arise.

Ethical Business Conduct

The Board promotes ethical business conduct through the nomination of individuals for election to the Board that it considers ethical, by considering potential conflicts of interest based on other directorships and/or outside offices held by director nominees, and by having a majority of independent Board members. Board members are also required to disclose material interests in proposed transactions that involve the Company.

The Company's Code of Conduct and Ethics (the "Code") was adopted by the Board on November 20, 2025, with effect from November 25, 2025. The Code applies to all employees, officers, and directors of the Company at all times. The Code is available on the Company's website at www.elementalroyalty.com, as well as on SEDAR+. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the individual directors and officers comply with the Code and the Company's executive officers are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company's last financial year, the Company has not filed any Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual general meeting of Shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively, and to maintain a diversity of view and experience. In particular, the Board believes that candidates for the Board should have (i) the ability to exercise objectivity and independence in making informed business decisions; (ii) extensive knowledge, experience and judgment; (iii) integrity; (iv) loyalty to the best interests of the Company and its shareholders generally; (v) a willingness to devote the extensive time necessary to fulfill a director's duties; and (vi) the ability to contribute to the diversity of perspectives present in board deliberations.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	36

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The Company's Nominating and Corporate Governance Committee is comprised of three directors, being Ravi Sood (Chair), Antonio Simon Vumbaca, and Sunny Lowe, all of whom are persons determined by the Board to be independent directors within the meaning of NI 58-101 and NP 58-201, and the Nasdaq Listing Rules. The Board believes that the Nominating and Governance Committee can conduct its activities in an objective manner.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's purpose is to assist the Board in, amongst other things:

• determining the size, composition and required composition of the Board and committees;

• assisting with the recruitment of director candidates or nominees for election or appointment, consistent with criteria approved by the Board;

• assisting with succession planning;

• participating, with the Compensation Committee, in the selection and recruitment of any new CEO or other senior officer who may be considered to serve as a director;

• reviewing and evaluating the Company's policies on an annual basis to determine effectiveness in supporting compliance with applicable anti-corruption, anti-bribery, or anti-money-laundering laws;

• on an annual basis, evaluating Board performance, management performance and the relationship between the Board and management, and report on same to the Board;

• diversity and inclusion;

• providing a focus on environmental, social and governance matters that enhance the Company's operations, and establish and oversee policies and procedures for assessing the Company's performance; and

• compliance generally with applicable corporate governance requirements and guidelines.

Advance Notice Policy

The Company's Advance Notice Policy (the "Advance Notice Policy") was adopted by the Board on October 28, 2024 and ratified by the Shareholders on November 28, 2024, and was amended and restated on December 16, 2024. The purpose of the Advance Notice Policy is to, among other things: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow Shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board are made by Shareholders. The Advance Notice Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets out the information that must be included in the notice to the Company for the notice to be in proper written form.

In the case of an annual general meeting of Shareholders, notice to the Company under the Advance Notice Policy must be made not less than 30 days nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement by press release of the date of the annual meeting is made, notice under the Advance Notice Policy must be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of Shareholders, which is not also an annual general meeting, called for the purpose of electing directors (whether or not called for other purposes), notice to the Company under the Advance Notice Policy must be made not later than the close of business on the 15th day following the day on which the first public announcement by press release of the date of the special meeting is made.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	37

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

As of the date of this Circular, there have been no nominations of persons for election to the Board made by a Shareholder of the Company.

Majority Voting Policy

The Company's Majority Voting Policy (the "Majority Voting Policy") was adopted by the Board on March 30, 2026. Pursuant to the Majority Voting Policy, proxy forms for Shareholders' meetings at which directors are to be elected enable the Shareholder to vote for or to withhold from voting for each individual nominee. If, with respect to any particular nominee for election to the Board, the number of votes withheld exceeds the number of votes for the nominee, then, for the purpose of the majority voting policy, the nominee will be considered not to have received the confidence and support of the Shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered for the purpose of the Majority Voting Policy not to have received the confidence and support of the Shareholders is required to immediately tender his or her resignation as a director, to be effective on acceptance by the Board. The Board will consider the tendered resignation and disclose by news release its decision whether or not to accept that resignation and the reasons for its decision no later than 90 days after the date of the relevant Shareholders' meeting. The Board will accept the tendered resignation, absent exceptional circumstances. In considering whether or not to accept the tendered resignation, the Board will consider all factors that it deems in its discretion to be relevant, including, without limitation, any stated reasons why Shareholders withheld votes for election of such director, the length of service and qualifications of the director whose resignation has been tendered, the director's contribution to the Company and the Company's corporate governance policies. The Board may refer the resignation to the Nominating and Corporate Governance Committee for consideration and the making of a recommendation to the Board. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not be permitted to participate in any board or committee meeting at which his or her resignation is to be considered.

To the extent that one or more director's resignations are accepted by the Board, the Board may in its discretion, subject to any restrictions imposed by applicable corporate or securities law, (i) leave the resultant vacancy unfilled until the next annual Shareholders' meeting, (ii) fill the vacancy through the appointment of a director whom the board of directors considers to merit the confidence and support of the shareholders, or (iii) call a special Shareholders' meeting to consider the election of a nominee to fill the vacant position(s).

In the event that any director refuses to tender his or her resignation, he or she will not be re-nominated for election by the Board. The Majority Voting Policy does not apply to contested meetings (i.e., meetings at which the number of directors nominated for election is greater than the number of seats available on the Board).

Board Renewal

The directors are elected until the next annual meeting or until their successors are elected or appointed. The Company has not adopted, nor does it currently consider it necessary to adopt, any other retirement or term limits for directors serving on the Board. The Board recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the Board's performance. The Board balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Company has not adopted a written policy relating specifically to the identification and nomination of women directors as the Company's director nomination procedure takes into account a broader range of relevant considerations. The Nominating and Corporate Governance committee is responsible for overseeing the Company's policies, programs and initiatives, with consideration given to leadership and workforce diversity and inclusion. The Company does consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board; however, gender is only one factor in the consideration of the competencies and skills that the Board, as a whole, should possess taking into account the tangible and intangible skills and qualities necessary for an effective Board given the Company's stage of development, operational and financial condition, and strategic outlook. Other factors considered by the Board are described above in under the heading "Nomination of Directors". At this time the Company has not adopted a target regarding the number or percentage of women on the Board. Currently, the Company has one woman on the Board, representing 20% of the number of directors of the Company.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	38

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

The Company has not considered the level of representation of women in executive officer positions when making executive officer appointments. In the future, the Company may consider the level of representation of additional women in executive officer positions when making executive officer appointments; however, the Company has not adopted a target regarding the number or percentage of women in executive officer positions given the need to consider all qualifications of potential appointees in selecting the best candidate for the position. The Company currently has one executive officer who is a woman, representing approximately 14% of the number of executive officers of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Committee Mandate

The Company's Compensation Committee is comprised of three (3) directors, each of whom are persons determined by the Board to be independent directors within the meaning of NI 58-101 and NP 58-201, and the Nasdaq Listing Rules. The Compensation Committee is comprised of Antonio Simon Vumbaca (Chair), Sunny Lowe and Ravi Sood. The Board believes that the Compensation Committee can conduct its activities in an objective manner.

The Board believes that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee's mandate. All members of the Compensation Committee have substantial knowledge and experience, and the majority of members have experience as current and former senior executives of large and complex organizations and on the boards of other publicly traded entities.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee. The Compensation Committee's purpose is to assist the Board in:

• the performance, evaluation and compensation of senior executives;

• developing a compensation structure for senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

• establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

• reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment or termination of our incentive or equity-based compensation arrangements (and the aggregate number of Common Shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the committee by any such arrangements; and

• assessing the compensation of the directors.

The Board is responsible for approving the compensation of the CEO, as well as, based on the recommendations of the CEO, the compensation of other executive officers, including the Named Executive Officers.

Further particulars of the process by which compensation for executive officers is determined is provided under "Executive Compensation".

Trading Restrictions

All of the Company's directors, officers, employees, consultants, contractors and agents are subject to its insider trading policy (the "Insider Trading Policy"). The Insider Trading Policy prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Further, the Company's securities trading policy prohibits the communication of material non-public information, from insiders to any person, including family or friends. Insiders are also prohibited from making any recommendations or express opinions on the basis of material non-public information for the purpose of or in the context of trading in the Company's securities of any other public company when having knowledge has not been generally disclosed.

Pursuant to the Insider Trading Policy, insiders of the Company are not permitted to sell "short" or sell a "call option" on any of the Company's securities or purchase a "put option" where they do not own the underlying securities. The Insider Trading Policy also recommends that insiders avoid "short-swing" trades by not buying and selling securities within the same six-month period. All transactions are strictly prohibited if the individual possesses material non-public information or during no-trade and blackout periods.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	39

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

To ensure compliance with the trading policy and applicable securities laws, all directors, officers and employees having access to the Company's internal financial statements or other material undisclosed information must refrain from conducting transactions involving the purchase or sale of the Company's securities other than during the period commencing at the close of business on the second trading day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing up to the 14th day before the end of each fiscal quarter or fiscal year end.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board, its Audit Committee and Compensation Committee, to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Dodd-Frank Clawback Policy

The Compensation Committee is responsible for administering the Company's Dodd-Frank Clawback Policy (the "Clawback Policy"), which was adopted by the Board on November 20, 2025. The purpose of the Clawback Policy is to provide for the recoupment of certain erroneously awarded incentive compensation to executive officers of the Company pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the

U.S. Securities Exchange Act of 1934, as amended, Rule 10D-1 promulgated thereunder, and the applicable listing standards of the Nasdaq.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2025 and the report of the auditors thereon, and the Company's management's discussion and analysis thereon ("Financial Statements") will be tabled at the Meeting. A copy of the Financial Statements is available at the request of Shareholders and on the Company's website at www.elementalroyalty.com. No formal action will be taken at the Meeting to approve the Financial Statements.

2. Fixing the Number of Directors

The Articles of the Company provide for a minimum of three (3) and a maximum of the number of directors set by ordinary resolution (excluding additional directors that may be appointed by the Board in accordance with the Articles of the Company and the Business Corporations Act (British Columbia)). At the Meeting, management of the Company proposes to elect five (5) directors to hold office until the earlier of: (a) the next annual general meeting of the Company; or (b) his or her successor is duly elected or appointed in accordance with the Business Corporations Act (British Columbia) and the Articles of the Company, unless his or her office is vacated earlier.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution (the "Board Resolution"):

"BE IT RESOLVED that the number of directors to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company be and is hereby fixed at five (5)."

The Board recommends that shareholders vote in favour of the Board Resolution. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving the Board Resolution.

3. Election of Directors

The Board has approved the nomination of Juan Sartori, David M. Cole, Ravi Sood, Antonio Simon Vumbaca, and Sunny Lowe (collectively, the "Elemental Nominees") for election as directors to hold office until the conclusion of the next annual meeting of Shareholders, or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated or the director becomes disqualified to act as a director. Each Elemental Nominee is currently a director of the Company and has been since the dates indicated in the table below under the heading "Elemental Nominees".

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	40

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Management does not contemplate that any of the Elemental Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Instrument of Proxy reserve the right to vote for other nominees at their discretion.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such Instruments of Proxy FOR the election of each of the Elemental Nominees specified above as directors of the Company.

4. Elemental Nominees

The following table sets forth certain information regarding the Elemental Nominees, their respective positions with the Company, principal occupations or employment during the last five (5) years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Record Date. Management has been informed that each of the Elemental Nominees listed below is willing to serve as a director if re-elected.

Name and Municipality of Residence	Position with the Company	Date of which they became a director with the Company	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(1)
Juan Sartori Monte Carlo, Monaco	Non-Independent Director	June 17, 2025	Chairman and Principal of Union Group International Holdings	Nil(2)
David M. Cole Colorado, USA	Non-Independent Director	November 13, 2025	Chief Executive Officer of the Company Former President and CEO of EMX Royalty Corporation from March 2003 to November 2025	775,863
Antonio Simon Vumbaca(3)(4) West Sussex, United Kingdom of Great Britain and Northern Ireland	Lead Independent Director	June 17, 2025	Founder and Principal at ASV International Ltd (Private Office) since March 2021 Founding Partner of ASV Law between
2011 and 2021
Chairman of AIG (Agro-conglomerate) since 2025 and on the board since 2021 Director of Sunderland AFC since 2021
Director of Pipen Group Ltd since 2024 Director of DZE UK Ltd since 2022
Director of Firesound Music Ltd since 2023 Director of Firesong Holding since 2021
			Director of Green Sun Ltd since 2018 Director of Bioceres Crop Solutions since 2025	Nil

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	41

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Name and Municipality of Residence	Position with the Company	Date of which they became a director with the Company	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(1)
Ravi Sood(3)(4) Ontario, Canada	Independent Director	June 17, 2025

Chief Executive Officer and Chairman of Golconda Gold Ltd. since September 2010 Managing Director of Signal 8 Limited since October 2010

Chairman of Abraxas Power Corp. since December 2022

Chairman of Biomind Labs, Inc. since July 2021

Chairman of Sparq Systems Inc. since July 2017

				Nil
Sunny Lowe(3)(4) Ontario, Canada	Independent Director	November 13, 2025	Chief Financial Officer of Highlander Silver Corp. since January 2025 Former Chief Financial Officer of Solaris Resources Inc. from 2021 to 2024 Former Chief Financial Officer of INV Metals Inc. from 2018 to 2021	4,233

Notes:

(1) Common Shares beneficially owned or over which control or direction is exercised was provided by the respective individuals through publicly disclosed information available on SEDI as of April 15, 2026.

(2) Juan Sartori, Executive Chairman of Elemental, is a principal of Tether. Tether is a control person of the Company, currently owning 31.68% of the Common Shares as of the date of this Circular.

(3) Member of the Audit Committee (Chair: Sunny Lowe).

(4) Member of the Compensation Committee (Chair: Antonio Simon Vumbaca).

(5) Member of the Nominating and Corporate Governance Committee (Chair: Ravi Sood).

Biographies of Current Management and the Elemental Nominees

Below are biographies for Elemental's current management team and each of the Elemental Nominees.

Juan Sartori - Executive Chairman, Director

Mr. Sartori is the Chairman and founder of Union Group International Holdings, a privately owned investment and private equity management firm with significant strategic Latin American interests. These cover the agricultural, energy, forestry, infrastructure and real estate sectors. Mr. Sartori established Union Group in 2007. Since its incorporation, Union Group and its subsidiaries have performed numerous transactions growing its portfolio of businesses of private and public companies. He has served as the non-executive Chairman of the Board for Union Acquisition Corp. II since December 2018 to 2021. He also served as Chairman of the Board of Union Acquisition Corp. from November 2017 until it completed its merger with Bioceres Crop Solutions in March 2019. Mr. Sartori is the co-owner of Sunderland A.F.C, Vice-President of AS Monaco Football Club, Board member of the European Club Association and of the Professional Football League (LFP) in France, and Executive Chairman of Adecoagro S.A. Mr. Sartori is a regular speaker about Latin American issues in worldwide conferences and media. Mr. Sartori began his career as a financial services entrepreneur in 2002 launching Union Capital Group, a Geneva based multi-strategy asset manager, selling its control in 2008. Mr. Sartori was elected and served as Senator of the Uruguayan Parliament for the legislative period going from February 15, 2020 to February 15, 2025. Mr. Sartori received a Bachelor Degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.

David M. Cole - Chief Executive Officer, Director

Mr. Cole brings over two decades of leadership experience as the CEO of the Company and, prior to his current role, as CEO of EMX Royalty Corp. Mr. Cole has a proven track record in public markets, capital allocation, and the technical disciplines of exploration, mining, and royalty generation. Under Mr. Cole's leadership, EMX grew from a single-asset explorer with a C$3.3 million market cap into a globally diversified royalty company holding more than 250 mineral assets, across six continents. Mr. Cole co-founded Standard Uranium Corp. and served as a director of Energy Metals Corporation, which was later acquired for US$1.8 billion. He also chaired IG Copper, overseeing the sale of the Malmyzh copper-gold discovery for US$200 million, generating significant returns for EMX shareholders. An economic geologist by training, Mr. Cole holds geology degrees from Fort Lewis College and Colorado State University.

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Frederick Bell - President and Chief Operating Officer

Mr. Bell co-founded the Company in 2016 following his role as Managing Director of a listed gold exploration company, Goldcrest Resources plc, where he assembled a portfolio of gold licences in northeast Ghana to take public on the AIM stock exchange. He has wide experience in the mining industry, including as General Manager of Resource Star Limited, an ASX-listed uranium company. Frederick received the 'Young Rising Star' Award at Mines & Money 2018, obtained an Honours Master of History at the University of Edinburgh and is on the Committee of Young Mining Professionals in London. In 2026, Mr. Bell was a recipient of the YMP Peter Munk and Eira Thomas Award, recognizing outstanding young professionals in the mining industry. Mr. Bell acted as the CEO of the Company from July 2020 to November 2025.

Stefan Wenger - Chief Financial Officer

Mr. Wenger is a senior executive with over 25 years of experience working in various leadership roles. Prior to become CFO of the Company, Mr. Wenger was Chief Financial Officer of EMX Royalty Corp. from September 2024 to November 2025. Mr. Wenger was also Chief Financial Officer and Treasurer of Royal Gold, Inc. from July 2003 to June 2018. Royal Gold is a Denver-based publicly traded company engaged in the acquisition and management of precious metals streams and royalties. During his time at Royal Gold, Mr. Wenger lead the company in raising over $2 billion in the equity and debt capital markets, managed a $1 billion revolving credit facility and stewarded strategic relationships with a syndicate of global banks. Mr. Wenger was active in all financial aspects of corporate M&A, investor relations and corporate strategy, and was instrumental in developing a tax structure for Royal Gold that provided for significant growth internationally. Prior to joining Royal Gold, Mr. Wenger worked in public accounting from 1995 to 2003 as an auditor with PricewaterhouseCoopers LLP and Arthur Andersen LLP.

David Baker - Chief Investment Officer

Mr. Baker has 15 years' experience in the mining and mine finance industries. He started his career at BMO Capital Markets before joining Kulczyk Investments, a Polish family investment company. Whilst at Kulczyk Investments, Mr. Baker was part of the establishment of QKR Corporation, a private mining investment company, and was seconded to the business development team which acquired the Navachab gold mine from Anglogold Ashanti. Prior to joining Elemental, Mr. Baker was Vice President at Tamesis Partners LLP, specializing in corporate advisory, research, and equity capital markets. Mr. Baker was appointed as Chief Investment Officer in November 2025. Prior to that, he served as the Chief Financial Officer of the Company since January

2023, and as Executive Vice President of Business Development of the Company from April 2020 to January 2023.

David Gossen - Chief Legal Officer

Mr. Gossen has extensive experience in corporate finance, capital markets, M&A and financial restructurings. Prior to joining Elemental, Mr. Gossen was General Counsel for EMEA / APAC at PJT Partners, and senior counsel at Deutsche Bank. Prior to investment banking, Mr. Gossen worked at White & Case and Dentons, advising primarily financial institutions and natural resource companies on securities law matters. Mr. Gossen was appointed as the Company's Chief Legal Officer in November 2025. Prior to that, he served as the General Counsel and Corporate Secretary of the Company since July and August 2024, respectively.

Rocio Echegaray - Corporate Secretary

Ms. Echegaray brings over 20 years of experience in corporate governance and securities regulatory compliance, having worked in various senior roles with private and publicly listed companies. Prior to becoming Corporate Secretary of the Company, Ms. Echegaray served as Corporate Secretary of EMX Royalty Corp. from November 2018 to November 2025. Prior to that, she also served as Corporate Secretary of Prophecy Development Corp. and provided corporate secretarial and securities compliance services to Goldcorp Inc., as well as to other publicly listed companies. Her experience encompasses regulatory and corporate secretarial matters for mining companies with operations across the Americas and worldwide. Ms. Echegaray earned her law degree from the Universidad Nacional Federico Villarreal in Lima, Peru.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	43

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Antonio Simon Vumbaca - Lead Independent Director

Mr. Vumbaca is currently principal of London-based private investment office ASV Private Office where he works with businesses to set and to execute sophisticated value creation strategies. Over the past three decades, Mr. Vumbaca has led complex, high profile, and high value corporate and commercial negotiations, including most recently the sale of Pit Stop Betting in 2019. He operates in a peer group of investors including high-net worth individuals, overseas royal families, international conglomerates, private investors, financial institutions, elite athletes, artists, and sports club owners. Mr. Vumbaca currently serves as a non-executive director of Sunderland AFC, a professional English premier league football club, and is the Chair of AIG, an Agro conglomerate, amongst other appointments. Mr. Vumbaca holds a Masters (DEA) graduate degree from the Université Paris II Panthéon-Assas and is a licensed member of the Law Society of England and Wales and of the Colegio de la Abogacia Espanola.

Sunny Lowe - Director

Ms. Lowe brings over 20 years of capital markets, finance, and international accounting, tax and risk management experience mostly spent in the mining sector. Ms. Lowe is a Chartered Professional Accountant and holds an MBA from the Schulich School of Business at York University. She is currently the Chief Financial Officer of Highlander Silver Corp. Prior to that, Ms. Lowe was with Solaris Resources Inc. and with INV Metals both as Chief Financial Officer, at Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and as Vice President, Finance, and at Inmet Mining, where she held a number of progressive leadership roles. Ms. Lowe is also an independent Director of Prime Mining Corp.

Ravi Sood - Director

Mr. Sood is the managing director of Signal 8 Limited based in Toronto, Canada. Mr. Sood has been a founder of and the principal investor in several businesses in emerging markets and currently serves as Chief Executive Officer and Chairman of Golconda Gold Ltd. (TSXV) and Executive Chairman of Abraxas Power Corp. Mr. Sood was the founder and Chief Executive Officer of Navina Asset Management Inc., a global asset management firm headquartered in Toronto, Canada. Mr. Sood led the investment activities of Navina and its predecessor company, Lawrence Asset Management Inc., from its founding in 2001 until he sold the firm in 2010. Mr. Sood received a Bachelor Degree of Mathematics at the University of Waterloo where he was a Descartes Fellow and the recipient of numerous national awards.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no existing or proposed director of the Company:

(a) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any other issuer (including the Company) that:

(i) was subject to a cease trade order, or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to a cease trade order, or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any issuer (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	44

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

Ravi Sood is currently the Chairman of Biomind Labs Inc. ("Biomind"). On April 8, 2024, the Ontario Securities Commission issued a cease trade order against Biomind in connection with Biomind's failure to file its audited financial statements (and related management's discussion and analysis and certifications) for the period ended December 31, 2023. The cease trade order was revoked on June 3, 2024. On April 4, 2025, the Ontario Securities Commission issued a further cease trade order against Biomind in connection with Biomind's failure to file its audited financial statements (and related management's discussion and analysis and certifications) for the period ended December 31, 2024. The cease trade order was revoked by the Ontario Securities Commission on November 25, 2025.

Ravi Sood is currently a director of Golconda Gold Ltd. (formerly, Galane Gold Ltd.) ("Golconda"), which was delisted from the Botswana Stock Exchange (the "BSE") effective August 14, 2017 for failure to pay certain fees required by the BSE's listing requirements. The delisting of Golconda from the BSE followed a temporary suspension of the Golconda listing on the BSE that was imposed on July 13, 2017.

Penalties or Sanctions

None of those persons who are proposed directors of the Company (or any personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Personal Bankruptcies

No proposed director of the Company, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

4. Appointment of Auditor

Shareholders will be asked to approve and ratify the appointment of PricewaterhouseCoopers LLP ("PwC"), as auditors of the Company until the next annual meeting of Shareholders of the Company at a renumeration to be fixed by the directors of the Company. PwC was appointed as the auditor of the Company on July 17, 2020.

Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR the appointment of PwC as the auditor of the Company to hold office until the next annual general meeting of Shareholders at a renumeration to be fixed by the directors of the Company. For more information, including the text of its terms of reference, refer to the Audit Committee section in the Elemental AIF.

5. Approval of Amended Omnibus Plan

Shareholders, as described under the heading "Votes Necessary to Pass Resolutions" of this Circular, will be asked to consider and, if deemed advisable, pass an ordinary resolution approving and ratifying, among other things: (A) an amended Omnibus Plan, which plan includes those amendments described in this Circular under the heading "Omnibus Plan"; (B) the setting-aside, allotting and reserving of 10% of the Company's outstanding Common Shares from time to time for issuance pursuant to the settlement of awards granted under the Omnibus Plan; (C) the approval of unallocated awards under the Omnibus Plan; and (D) the ability to continue to grant awards under the Omnibus Plan until the date that is three (3) years from the date of the Meeting, the full text of which resolution is set out in Schedule "B" to this Circular (the "Omnibus Plan Resolution"). The Omnibus Plan Resolution must be approved by not less than a majority of the votes cast in respect thereof by Shareholders. Shareholders must vote FOR or AGAINST the Omnibus Plan. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving the Omnibus Plan Resolution.

The Omnibus Plan, is a "rolling plan" and, as a result, any and all increases in the number of issued and outstanding Common Shares will result in an increase to the number of Awards available for issuance under the Omnibus Plan. For greater certainty, the aggregate number of Common Shares available for issuance pursuant to the settlement or redemption (as applicable) of Awards shall not exceed 10% of the Company's outstanding share capital.

The full text of the Omnibus Plan is attached to this Circular as Schedule "C".

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Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

VOTES NECESSARY TO PASS RESOLUTIONS

A plurality of the votes cast at the Meeting is required to pass the resolutions described herein, except with respect to the approval and ratification of the Omnibus Plan, which is subject to the approval by a majority of the votes cast at the Meeting by Shareholders present in-person or represented by proxy and entitled to vote at the Meeting. If there are properly nominated nominees for election as directors in addition to the Elemental Nominees, the nominees receiving the greatest number of votes will be elected until the number of directors to be elected at the Meeting have been elected. If the number of nominees for election as directors is equal to the number of directors to be elected at the Meeting, all such nominees will be declared elected by acclamation. The election of directors at the Meeting is subject to the Majority Voting Policy - see "Corporate Governance Disclosure - Majority Voting Policy".

OTHER MATTERS

Management of the Company knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the Instrument of Proxy and VIF furnished by the Company will be voted on such matters in accordance with the best judgment of the persons voting the Instrument of Proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed director or employee of the Company or any associate of the foregoing is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company, including under any securities purchase or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are potential conflicts of interest to which the informed persons of the Company, including directors and officers of the Company, may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in other business opportunities on their own behalf and on behalf of other companies, and situations may arise where such directors and officers will be in competition with the Company. Individuals concerned shall be governed in any conflicts or potential conflicts by applicable law and internal policies of the Company.

Juan Sartori, Executive Chairman of the Company, is a principal of Tether. Tether is a control person of the Company, currently owning 31.68% of the Common Shares as of close of business on April 15, 2026. On September 4, 2025, concurrent with and in support of the arrangement among the Company, EMX Royalty Corporation ("EMX") and 1554829 B.C. Ltd., the Company entered into a subscription agreement with Tether with respect to a non-brokered private placement (the "Financing") of 7,502,502 Common Shares at a price of C$18.38 (or US$13.33) per Common Share to raise gross proceeds of approximately US$100,000,000. Since Tether was a "control person" of the Company (as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")), the Financing was a related party transaction under MI 61-101 and TSXV Policy 5.9, and required disinterested shareholder approval pursuant to Part 8 of MI 61-101 and disinterested shareholder approval of Tether as a "Control Person" (as such term is defined in TSXV Policy 1.1) pursuant to TSXV policies. Mr. Sartori declared a conflict of interest in respect of the Financing and the approval of Tether as a Control Person and refrained from voting thereon at Board meetings relating thereto. Such matters were approved by the Company's shareholders at the special meeting of shareholders held on November 4, 2025, with 99.71% of the votes cast by disinterested shareholders in favour of Tether as a "Control Person" and 97.6% of the votes cast by disinterested shareholders in favour of the Financing. The formal valuation requirement under MI 61-101 did not apply to the Financing as the Company relied on the exemption therefrom contained at section 5.5(b) of MI 61-101. The Financing closed on November 13, 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	46

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

For the purposes of the above, "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca. Financial information for the Company's last financial year is provided in its comparative financial statements and management's discussion and analysis, and is also available on the SEDAR+ website. To request copies of the Company's financial statements and management's discussion and analysis and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

Stefan Wenger, Chief Financial Officer

905 - 815 West Hastings Street

Vancouver, BC V6C 1B4

E-mail: corporate@elementalroyalty.com

Telephone: +1 (604) 688-6390

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board. A copy of this Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of the Meeting and the auditors of the Company.

DATED this 16th day of April, 2026	BY ORDER OF THE BOARD OF DIRECTORS OF ELEMENTAL ROYALTY CORPORATION (signed) "Juan Sartori" Executive Chairman

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	47

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

SCHEDULE "A" GLOSSARY OF TERMS

"AIM"	means the market of that name operated by the London Stock Exchange plc;
"ASX"	means Australian Securities Exchange Ltd.;
"Business Day"	means a day other than a Saturday, Sunday or public holiday in England or Vancouver, Canada;
"CEO"	means Chief Executive Officer;
"CFO"	means Chief Financial Officer;
"COO"	means Chief Operating Officer;
"Exchange Policies"

means the rules and policies of the TSX, including those set forth in the TSX Company Manual and the Toronto Stock Exchange Guide to Security Based Compensation Arrangements, and, to the extent applicable, the rules and policies of the Nasdaq;

"Nasdaq"	means Nasdaq Capital Market;
"SEDAR+"	means the System for Electronic Document Analysis and Retrieval+, an electronic filing system for Canadian listed companies;
"SEDI"	means the System for Electronic Disclosure by Insiders;
"Tether"	means Tether International, S.A. de C.V.;
"TSX"	means Toronto Stock Exchange;
"TSXV"	means TSX Venture Exchange; and
"US" or "United States"	means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	48

Management Information Circular
(Expressed in U.S. Dollars, except where indicated)

SCHEDULE "B" OMNIBUS PLAN RESOLUTION

BE IT RESOLVED THAT:

1. the amended equity incentive compensation plan (the "Omnibus Plan") of the Company, substantially in the form attached as Schedule "C" to the Management Information Circular of the Company dated April 16, 2026, be and is hereby approved and ratified;

2. the setting-aside, allotting and reserving 10% of the Company's outstanding common shares (the "Common Shares") from time to time for issuance pursuant to the exercise or conversion of awards granted under the Omnibus Plan be and is hereby approved and ratified;

3. all unallocated options, rights or other entitlements under the Omnibus Plan be and are hereby approved;

4. the Company has the ability to continue granting awards under the Omnibus Plan until May 27, 2029, which is the date that is three years from the date of the meeting at which Shareholder approval is being sought; and

5. any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	49

SCHEDULE "C" OMNIBUS PLAN

ELEMENTAL ROYALTY CORPORATION

2020 INCENTIVE COMPENSATION PLAN

ARTICLE 1
ESTABLISHMENT, PURPOSE AND DURATION

1.1 Establishment of the Plan.

(a) The following is the omnibus equity incentive compensation plan of Elemental Royalty Corporation pursuant to which security based compensation Awards (as defined below) may be granted to eligible Participants (as defined below). The name of the plan is the Elemental 2020 Incentive Compensation Plan (the "Plan").

(b) The Plan permits the grant of Options, Restricted Share Units, Performance Share Units and Deferred Share Units (each as defined below). The Plan was approved by the Board (as defined below) on July 28, 2020, and amendments to the Plan were approved by the Board on August 8, 2023, October 28, 2024 and April 15, 2026, and the Plan will be effective upon ratification of Company shareholders (the "Effective Date") until the date it is terminated by the Board in accordance with the Plan.

1.2 Purposes of the Plan. The purposes of the Plan are to: (i) provide the Company with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and service providers of the Company and its Affiliates; (ii) align the interests of Participants with that of other shareholders of the Company generally; and (iii) enable and encourage Participants to participate in the long-term growth of the Company through the acquisition of Shares (as defined below) as long-term investments.

1.3 Successor Plan. This Plan shall, in respect of Options, Restricted Share Units and Performance Share Units, serve as the successor to the Company's share option plan most recently reapproved by the holders of the Company's Shares on October 18, 2019 (the "Predecessor Plan"). No further awards shall be made under the Predecessor Plan from and after the Effective Date of the Plan.

ARTICLE 2
DEFINITIONS

2.1 Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

(a) "Affiliate" means any corporation, partnership, entity or other Person (i) in which the Company, directly or indirectly, has majority ownership interest or (ii) which the Company controls. For the purposes of this definition, the Company is deemed to "control" such corporation, partnership, entity or other Person if the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership, entity or other Person, whether through the ownership of voting securities, by contract or otherwise, and includes a corporation which is considered to be a subsidiary for purposes of consolidation under International Financial Reporting Standards.

(b) "Award" means, individually or collectively, a grant under the Plan of Options, Restricted Share Units, Performance Share Units or Deferred Share Units, in each case subject to the terms of the Plan.

(c) "Award Agreement" means either (i) a written agreement entered into by the Company or an Affiliate of the Company and a Participant setting forth the terms and provisions applicable to Awards granted under the Plan; or (ii) a written statement issued by the Company or an Affiliate of the Company to a Participant describing the terms and provisions of such Award. All Award Agreements shall be deemed to incorporate the provisions of the Plan, subject to such modifications or additions as the Committee may, in its sole discretion, determine appropriate. An Award Agreement need not be identical to other Award Agreements either in form or substance.

(d) "Blackout Period" means a period of time during which the Participant cannot sell Shares or the Committee cannot price an Award, due to applicable law, Exchange Policies, or policies of the Company in respect of insider trading.

(e) "Board" means the board of directors of the Company as may be constituted from time to time.

(f) "Cash Fees" shall have the meaning ascribed to such term in Section 9.1(a).

(g) "Change of Control" means the occurrence of any one or more of the following events:

(i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company as a result of which the holders of Shares prior to the completion of the transaction hold or beneficially own, directly or indirectly, less than 50% of the outstanding Voting Securities of the successor corporation after completion of the transaction;

(ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company and/or any of its subsidiaries to any other Person, other than a disposition to a wholly-owned subsidiary in the course of a reorganization of the assets of the Company and its subsidiaries;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv) an acquisition by any person, entity or group of persons or entities acting jointly or in concert of beneficial ownership of more than 50% of the Voting Securities, or securities convertible into, exercisable for or carrying the right to purchase more than 50% of the Voting Securities on a post-conversion basis, assuming only the conversion or exercise of securities beneficially owned by the acquiror; or

(v) the Board adopts a resolution to the effect that a Change of Control as otherwise defined herein has occurred or is imminent.

(h) "Code" means the United States Internal Revenue Code of 1986, as amended from time to time and reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

(i) "Committee" means the Board or if so delegated in whole or in part by the Board, any duly authorized committee of the Board appointed by the Board to administer the Plan.

(j) "Company" means Elemental Royalty Corporation, a company existing under the Business Corporations Act (British Columbia), and any successor thereof.

(k) "Corporate Reorganization" shall have the meaning ascribed to such term in Section 4.3.

(l) "Director" means any individual who is a member of the Board.

(m) "Director Fees" means the total compensation (including annual retainer and meeting fees, if any) paid by the Company to a Director in a calendar year for service on the Board and/or on any committee of the Board.

(n) "Disability" means the disability of the Participant which would entitle the Participant to receive disability benefits pursuant to the long-term disability plan of the Company (if one exists) then covering the Participant, provided that the Board may, in its sole discretion, determine that, including notwithstanding the provisions of any such long-term disability plan, the Participant has a disability for the purposes of the Plan, and "Disabled" shall have a correlative meaning.

(o) "Dividend Equivalent" means a right with respect to an Award to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

(p) "Deferred Share Unit" or "DSU" means an Award denominated in units in equivalent value to a Share, with a right to receive Shares or cash upon settlement of the Award, granted under Article 9 and subject to the terms of the Plan.

(q) "Effective Date" shall have the meaning ascribed to such term in Section 1.1.

(r) "Elected Amount" shall have the meaning ascribed to such term under Section 9.1(a).

(s) "Electing Person" shall have the meaning ascribed to such term under Section 9.1(a).

(t) "Election Notice" shall have the meaning ascribed to such term under Section 9.1(b).

(u) "Employee" means any employee or officer of the Company or an Affiliate of the Company. Directors who are not otherwise employed by the Company or an Affiliate of the Company shall not be considered Employees under the Plan.

(v) "Exchange" means the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, such other principal market on which the Shares of the Company are then traded as designated by the Committee from time to time.

(w) "Exchange Policies" mean the rules and policies of the Exchange, including those set forth in the TSX Company Manual of the Exchange and the Toronto Stock Exchange Guide to Security Based Compensation Arrangements, and, to the extent applicable, the rules and policies of the Nasdaq.

(x) "FMV" means the "market price" of the Shares as interpreted and determined in accordance with Exchange Policies and for certainty, the Company believes that such market price reflects the fair market value of the Shares on the relevant date.

(y) "Insider" shall have the meaning ascribed thereto in Exchange Policies for the purposes of Section 613 of the TSX Company Manual or any successor provision.

(z) "Nasdaq" means The Nasdaq Stock Market.

(aa) "Non-Employee Director" means a Director who is not an Employee.

(bb) "Option" means the conditional right to purchase Shares at a stated Option Price for a specified period of time and subject to the terms of the Plan.

(cc) "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

(dd) "Participant" means an Employee, Non-Employee Director or Service Provider who has been selected to receive an Award, or who has an outstanding Award granted under the Plan or a Predecessor Plan.

(ee) "Performance Period" means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

(ff) "Performance Share Unit" or "PSU" means an Award granted under Article 8 and subject to the terms of the Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

(gg) "Period of Restriction" means the period when an Award of Restricted Share Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

(hh) "Person" shall have the meaning ascribed to such term in the Exchange Policies.

(ii) "Plan" shall have the meaning ascribed to such term in Section 1.1.

(jj) "Predecessor Plan" shall have the meaning ascribed to such term in Section 1.3.

(kk) "Reason" means (i) if the Participant has a written agreement pursuant to which he or she offers his or her services to the Company and the term "cause" is defined in such agreement, "cause" as defined in such agreement; or otherwise (ii) (a) the inability of the Participant to perform his or her duties due to a legal impediment such as an injunction, restraining order or other type of judicial judgment, decree or order entered against the Participant; (b) the failure of the Participant to follow the Company's reasonable instructions with respect to the performance of his or her duties; (c) any material breach by the Participant of his or her obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Company; (d) excessive absenteeism, flagrant neglect of duties, serious misconduct, or conviction of crime or fraud; and (e) any other act or omission of the Participant which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

(ll) "Reserve" shall have the meaning ascribed to such term under Section 4.1.

(mm) "Restricted Share Unit" or "RSU" means an Award denominated in units subject to a Period of Restriction, with a right to receive Shares or cash upon settlement of the Award, granted under Article 7 and subject to the terms of the Plan.

(nn) "Retirement" or "Retire" means a Participant's permanent withdrawal from employment or office with the Company or an Affiliate of the Company on terms and conditions accepted and determined by the Board.

(oo) "Section 409A of the Code" or "Section 409A" means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder.

(pp) "Service Provider" has the meaning set out in Section 613 of the TSX Company Manual or such replacement definition for so long as the Shares are listed on the Exchange, and if the Shares are not so listed, shall have the meaning, if any, that applies to a listing of the Shares on such other exchange as the Shares are then listed on.

(qq) "Shares" means common shares in the capital of the Company.

(rr) "Share Units" means Performance Share Units, Restricted Share Units and Deferred Share Units, including any Dividend Equivalent granted with respect to a Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit.

(ss) "Termination Date" means the date on which a Participant ceases to be eligible to participate under the Plan as a result of a termination of employment, officer position, board service or consulting or other service arrangement with the Company or any Affiliate of the Company for any reason, including death, Retirement, resignation or termination with or without Reason. For the purposes of determining the Termination Date, a Participant's employment, officer position, board service or consulting or other service arrangement with the Company or an Affiliate of the Company shall be considered to have terminated effective on the later of: (1) the date on which the termination occurred in fact; and (2) the date of expiry of the minimum period of notice of termination owed to the Participant under applicable legislation, but only if the applicable legislation requires the continuation of eligibility under this Plan during the period of notice of termination. For the avoidance of doubt, no common law or civil law entitlement to reasonable notice of termination shall be considered in determining the Termination Date or a Participant's entitlements under this Plan, regardless of the reason for termination and regardless of whether the termination is found to be lawful or unlawful.

(tt) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(uu) "U.S. Taxpayer" means a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

(vv) "Voting Securities" means any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

ARTICLE 3
ADMINISTRATION

3.1 General. The Committee shall be responsible for administering the Plan. The Committee may employ legal counsel, consultants, accountants, agents and other Persons, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such Persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Company, and all other interested Persons. No member of the Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or Awards granted hereunder. Each member of the Committee shall be entitled to indemnification by the Company with respect to any such determination or action in the manner provided for by the Company and its subsidiaries.

3.2 Authority of the Committee. The Committee shall have full discretionary power and authority to determine the terms and provisions of Award Agreements, to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant, exercise price, issue price and vesting terms, determining any performance goals applicable to Awards and whether such performance goals have been achieved, and, subject to Article 13, adopting modifications and amendments to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Company and its Affiliates operate. For the avoidance of doubt, this shall include the authority to adopt any special terms of awards, supplements, restatements, alternative versions, sub-plans or addendums hereto, in each case applicable within a specific jurisdiction, in accordance with Section 16.10. All costs incurred in connection with this Plan shall be for the account of the Company. This Plan shall be administered in accordance with the Exchange Policies by the Committee so long as the Shares are listed on the Exchange and the Nasdaq.

3.3 Delegation. The Committee may delegate to one or more of its members any of the Committee's administrative duties or powers as it may deem advisable; provided, however, that any such delegation must be permitted under applicable law.

3.4 Discretion. Discretion shall not be exercised in a manner that violates applicable legislation.

3.5 Record Keeping. The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Shares subject to Awards granted to each Participant; and

(c) the aggregate number of Shares subject to Awards.

ARTICLE 4
SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 Maximum Number of Shares Available for Awards. The maximum number of Shares available for issuance pursuant to the exercise or redemption (as applicable) of Awards granted under the Plan, will be 10% of the total outstanding Shares from time to time less the number of Shares issuable pursuant to any other security based compensation arrangements of the Company provided that the maximum number of Shares available for issuance pursuant to the settlement of full value Awards granted under the Plan (being RSUs, PSUs and DSUs), will be 5% of the total outstanding Shares from time to time (collectively, the "Reserve"). For greater certainty, the aggregate number of Shares available for issuance pursuant to the settlement of all Awards, in the aggregate, shall not exceed 10% of the Company's outstanding share capital. Shares in respect of which Options have not been exercised and are no longer subject to being purchased pursuant to the terms of any Options, or Shares which underly Awards that are no longer outstanding, shall be available for further Awards granted under the Plan. The Plan is a "rolling plan" and as a result, any and all increases in the number of issued and outstanding Shares will result in an increase to the Reserve. Notwithstanding the foregoing, (i) inducement awards as contemplated in Subsection 613(c) of the TSX Company Manual;

(ii) security based compensation assumed in the context of an acquisition as contemplated in Subsection 611(f) of the TSX Company Manual; and (iii) Awards that will not be settled in Shares (as determined by the Committee on the date of grant of the Award and evidenced in the Award Agreement or in the records pursuant to Section 3.5 ) shall not be counted toward the Reserve or otherwise toward the maximum number of Shares available for issuance pursuant to this Plan and any other security based compensation arrangement.

4.2 Insider Participation Limit. (i) The maximum number of Shares for which Awards (when aggregated with any awards issued under other security based compensation arrangements of the Company) issuable to Insiders (as a group) at any point in time shall not exceed 10% of the outstanding Shares. The aggregate number of Awards (when aggregated with any awards issued under other security based compensation arrangements of the Company) granted to Insiders (as a group), within any 12-month period, shall not exceed 10% of the outstanding Shares, calculated at the date an Award is granted to any Insider.

4.3 Adjustments in Authorized Shares. In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any other similar corporate event or transaction (each, a "Corporate Reorganization"), the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price, grant price or exercise price applicable to outstanding Awards, the limit on issuing Awards other than Options equal to at least the FMV of a Share on the date of grant, and any other value determinations applicable to outstanding Awards or to the Plan, as are equitably necessary to prevent dilution or enlargement of Participants' rights under the Plan that otherwise would result from such corporate event or transaction. In connection with a Corporate Reorganization, the Committee shall have the discretion to permit a holder of Options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan and the applicable Award Agreement) and the holder will then accept on the exercise of such Option, in lieu of the Shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, that holder had owned all Shares that were subject to the Option. Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in Shares.

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such Corporate Reorganization and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan, provided that any such adjustments must comply with all regulatory requirements.

Subject to the provisions of Article 12, acceptance of the Exchange (or, if applicable, the Nasdaq), shareholder approval (except as allowed for under the Exchange Policies) and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under the Plan in connection with any Corporate Reorganization, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

4.4 Limit on Non-Employee Director Participation. Notwithstanding any other provision in this Plan (other than the last sentence of Section 9.1(a)), and subject to applicable Exchange Policies, the value of Awards issued to each Non-Employee Director shall not exceed $150,000 in value per calendar year in aggregate, based on the FMV of the Shares underlying the Award as of the applicable grant date in the case of full value Awards, and based on the applicable grant date fair value for accounting purposes in the case of Options. To the extent that any Awards issued to a Non-Employee Director include Options, the value of such Awards of Options shall not exceed $100,000 per calendar year in aggregate, based on the applicable grant date fair value for accounting purposes.

ARTICLE 5
ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Awards under the Plan shall be granted only to bona fide (i) Employees, (ii) Non-Employee Directors and (iii) Service Providers who have rendered services to the Company or an Affiliate for a period of at least 12 months, on a continuous basis, as per the Exchange Policies.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Employees, Non-Employee Directors and Service Providers, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award.

ARTICLE 6
STOCK OPTIONS

6.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion.

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions, if any, upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine. The Award Agreement for the grant of Options shall be in such form or forms as the Committee may from time to time approve.

6.3 Option Price. The Option Price for each grant of an Option under the Plan shall be determined by the Committee and shall be specified in the Award Agreement. The Option Price for an Option shall be not less than the FMV of the Shares on the date of grant. Notwithstanding any provision herein to the contrary, the repricing of Options is prohibited except with prior approval of the Company's shareholders and in accordance with the Exchange Policies. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower its Option Price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Option at a time when its Option Price is greater than the FMV of the underlying shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Article 13. A cancellation and exchange under clause (iii) would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

6.4 Vesting of Options. Subject to any provisions of the Plan or the applicable Award Agreement relating to acceleration of vesting of Options, the Committee may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting.

6.5 Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that, subject to Section 6.6, no Option shall be exercisable later than the tenth (10) anniversary date of its grant.

6.6 Blackout Periods. If the date on which an Option is scheduled to expire occurs within the Blackout Period applicable to such Participant, then the expiry date for such Option shall be extended to the date that is 10 business days after the date the Blackout Period ends.

6.7 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.8 Payment. Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment of the Option Price.

The Option Price upon exercise of any Option shall be payable to the Company in full in cash, certified cheque or wire transfer.

As soon as practicable after receipt of a notification of exercise and full payment of the Option Price, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable common shares of the Company. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through a Participant, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter, but in any event, on or before the 15th day of the third month of the year following the year in which the Option was exercised, a certificate or evidence of book entry representing the said number of Shares. The Company shall cause to be delivered to or to the direction of the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s).

Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable Canadian and U.S. securities law, including, without limitation, the U.S. Securities Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time. As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

6.9 Death, Disability, Retirement and Termination or Resignation of Employment. If the Award Agreement does not specify the effect of a cessation of employment (by termination or other cause) then the following default rules will apply:

(a) Death. If a Participant dies while an Employee, Director of, or Service Provider to, the Company or an Affiliate of the Company:

(i) all unvested Options as at the Termination Date shall automatically and immediately vest; and

(ii) all vested Options (including those that vested pursuant to (i) above) shall continue to be subject to the Plan and exercisable for a period of 12 months after the Termination Date, provided that any Options that have not been exercised within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(b) Disability. If a Participant ceases to be eligible to be a Participant under the Plan as a result of their Disability then all Options remain and continue to vest (and are exercisable) in accordance with the terms of the Plan for a period of 12 months after the Termination Date, provided that any Options that have not been exercised (whether vested or not) within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(c) Retirement. If a Participant Retires then the Committee shall have the discretion, with respect to such Participant's Options, to determine: (i) whether to accelerate vesting of any or all of such Options, (ii) whether any of such Options shall be cancelled, with or without payment, and (iii) how long, if at all, such Options may remain outstanding following the Termination Date; provided, however, that in no event shall such Options be exercisable for more than 12 months after the Termination Date.

(d) Termination for Reason. If a Participant ceases to be eligible to be a Participant under the Plan as a result of their termination for Reason, then all Options, whether vested or not, shall automatically and immediately expire and be forfeited upon conclusion of the Termination Date.

(e) Termination without Reason or Voluntary Resignation. If a Participant ceases to be eligible to be a Participant under the Plan for any reason other than as set out in Sections 6.9(a)-(d), then, unless otherwise determined by the Board in its sole discretion:

(i) all unvested Options shall automatically and immediately expire and be forfeited upon conclusion of the Termination Date, and

(ii) all vested Options shall continue to be subject to the Plan and exercisable for a period of 90 days after the Termination Date, provided that any Options that have not been exercised within 90 days after the Termination Date shall automatically and immediately expire and be forfeited on such date.

6.10 Non-transferability of Options. An Option granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, subject to Article 10, the Exchange Policies or as otherwise allowed by the Exchange (and the Nasdaq, if applicable) or with the prior approval of the Committee.

ARTICLE 7
RESTRICTED SHARE UNITS

7.1 Grant of RSUs. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant RSUs to Participants in such amounts and upon such terms as the Committee shall determine.

7.2 RSU Agreement. Each RSU grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of RSUs granted, and the settlement date for RSUs, and any such other provisions as the Committee shall determine. The Committee shall impose, in the Award Agreement at the time of grant, such conditions and/or restrictions on any RSUs granted pursuant to the Plan as it may deem advisable, including, without limitation, restrictions based upon the time-based restrictions on vesting and restrictions under applicable laws or under the Exchange Policies.

7.3 Vesting of RSUs. Subject to any provisions of the Plan or the applicable Award Agreement relating to acceleration of vesting of RSUs, RSUs shall vest at the discretion of the Committee, but in no case will any RSU vest or payment be made in respect of that RSU later than December 15 of the third calendar year following the year in which that RSU was granted and, unless otherwise determined by the Committee or as set out in any Award Agreement, no RSU shall vest (i) earlier or later than allowed by the Exchange Policies if applicable; or (ii) earlier than one year after the date of the grant of the RSU.

7.4 Blackout Periods. If the date on which a RSU is scheduled to expire occurs within the Blackout Period applicable to such Participant, then the expiry date for such Award shall be extended to the date that is 10 business days after the date the Blackout Period ends.

7.5 Non-transferability of RSUs. Subject to Article 10, unless approved by the Committee, RSUs granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the date of settlement through delivery or other payment, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee. All rights with respect to the RSUs granted to a Participant under the Plan shall be available during such Participant's lifetime only to such Participant.

7.6 Dividends and Other Distributions. During the Period of Restriction, Participants holding RSUs granted hereunder may, if the Committee so determines, be credited with amounts equal to the cash dividends or Dividend Equivalents paid with respect to the underlying Shares while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to such dividend amounts or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of such dividend amounts or Dividend Equivalents, including cash, Shares or RSUs. The Committee, in its sole discretion, may settle such entitlements with cash where it does not have sufficient Shares available to satisfy the obligation in Shares, or where the issuance of Shares would result in the Company breaching a limit on grants or issuances contained in the Plan.

7.7 Death, Disability, Retirement and Termination or Resignation of Employment. If the Award Agreement does not specify the effect of a cessation of employment (by termination or other cause) then the following default rules will apply:

(a) Death. If a Participant dies while an Employee, Director of, or Service Provider to, the Company or an Affiliate:

(i) all unvested RSUs as at the Termination Date shall automatically and immediately vest; and

(ii) all vested RSUs (including those that vested pursuant to (i) above) shall be paid to the Participant's estate in accordance with the terms of the Plan and the Award Agreement.

(b) Disability. If a Participant ceases to be eligible to be a Participant under the Plan as a result of their Disability, then all RSUs remain and continue to vest in accordance with the terms of the Plan for a period of 12 months after the Termination Date, provided that any RSUs that have not vested within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(c) Retirement. If a Participant Retires then the Board shall have the discretion, with respect to such Participant's RSUs, to determine: (i) whether to accelerate vesting of any or all of such RSUs, (ii) whether any of such RSUs shall be cancelled, with or without payment, and (iii) how long, if at all, such RSUs may remain outstanding following the Termination Date; provided, however, that in no event shall such RSUs remain outstanding for more than 12 months after the Termination Date. Notwithstanding the above, for U.S. Participants, the treatment of RSUs upon retirement shall be provided for in the Award Agreement.

(d) Termination for Reason. If a Participant ceases to be eligible to be a Participant under the Plan as a result of their termination for Reason, then all RSUs, whether vested or not, shall automatically and immediately be forfeited upon conclusion of the Termination Date.

(e) Termination without Reason or Voluntary Resignation. If a Participant ceases to be eligible to be a Participant under the Plan for any reason other than as set out in Sections 7.7(a)-(d), then, unless otherwise determined by the Board in its sole discretion:

(i) all unvested RSUs shall automatically and immediately be forfeited upon conclusion of the Termination Date, and

(ii) all vested RSUs shall be paid to the Participants in accordance with the terms of the Plan and the Award Agreement.

7.8 Settlement of RSUs. When and if RSUs become payable, the Participant issued such RSUs shall be entitled to receive payment from the Company in settlement of such RSUs:

(i) in a number of Shares (issued from treasury) equal to the number of RSUs being settled, or (ii) in any other form, all as determined by the Committee at its sole discretion. The Committee's determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the RSUs.

ARTICLE 8
PERFORMANCE SHARE UNITS

8.1 Grant of PSUs. Subject to the terms and conditions of the Plan and the Exchange Policies, the Committee, at any time and from time to time, may grant PSUs to Participants in such amounts and upon such terms as the Committee shall determine.

8.2 Value of PSUs. Each PSU shall have an initial value equal to the FMV of a Share on the date of grant. The Committee shall set performance criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the Award Agreement, the value and/or number of each PSU that will be paid to the Participant.

8.3 Earning of PSUs. Subject to the terms of the Plan and the applicable Award Agreement, after the applicable Performance Period has ended, the holder of PSUs shall be entitled to receive payout on the value and number of PSUs, determined as a function of the extent to which the corresponding performance criteria have been achieved. Notwithstanding the foregoing, the Company shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

8.4 Form and Timing of Payment of PSUs. Payment of earned PSUs shall be as determined by the Committee and as set forth in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned PSUs in the form of a number of Shares issued from treasury equal to the number of earned PSUs at the end of the applicable Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement for the grant of the Award or reserved for later determination. Other than as determined by the Committee in writing, in no event will delivery of such Shares or other form of payment or consideration under a PSU be made later than the earlier of: (i) 3 months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date. Notwithstanding the foregoing, no PSUs can vest earlier than one year after the date of grant.

8.5 Dividends and Other Distributions. Participants holding PSUs granted hereunder may, if the Committee so determines, be credited with Dividend Equivalents while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of Dividend Equivalents, including cash, Shares or PSUs. The Committee, in its sole discretion, may settle such entitlements with cash where it does not have sufficient Shares available to satisfy the obligation in Shares, or where the issuance of Shares would result in the Company breaching a limit on grants or issuances contained in the Plan.

Notwithstanding the foregoing, Dividend Equivalents credited in connection with PSUs shall not be considered to have vested unless and until the underlying PSUs have vested, and the holder of the Dividend Equivalents credited in connection with PSUs shall not be entitled to receive payout on the Dividend Equivalents unless and until the holder becomes entitled to receive payout on the underlying PSUs.

8.6 Termination of Employment, Consultancy or Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain PSUs following termination of the Participant's employment or other relationship with the Company or its Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all PSUs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with the Exchange Policies and applicable legislation.

8.7 Non-transferability of PSUs. Subject to Article 10, unless approved by the Committee PSUs may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. Further, a Participant's rights under the Plan to PSUs shall inure during such Participant's lifetime only to such Participant.

9.1 Grant of DSUs.

ARTICLE 9
DEFERRED SHARE UNITS

(a) The Committee may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, should the Committee determine that it wishes to permit Directors to receive Cash Fees (as defined below) in DSUs, each Participant who is a Director on the date an Election Notice is given in accordance with Section 9.1(b) (each, an "Electing Person"), subject to the conditions stated herein, may elect in accordance with Section 9.1(b) to participate in the grant of DSUs pursuant to this Article 9. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 9 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The "Elected Amount" shall be an amount, as elected by the Director, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the "Cash Fees"). For greater certainty, DSUs awarded in place of cash fees (and not, for certainty, on a discretionary basis) are not counted for the purposes of the limits set forth in Section 4.4, provided that the DSUs awarded have the same value at the grant date as the cash fees given up in exchange.

(b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the "Election Notice") with the Chief Financial Officer of the Company: (i) in the case of an existing Electing Person, by December 31 of the year prior to the year in which the services giving rise to the Director Fees are performed; and (ii) in the case of a newly appointed Electing Person, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c) Subject to Section 9.1(d), the election of an Electing Person under Section 9.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d) Each Electing Person is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Company a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Company is not in a Blackout Period. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with Section 9.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 9, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered.

(e) Any DSUs granted pursuant to this Article 9 prior to the delivery of a termination notice pursuant to Section 9.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f) The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 9 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs as determined by the Committee, or Cash Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the FMV of a Share on the date of the grant.

(g) For certainty, the determination that Directors may receive an Elected Amount in the form of DSUs shall be at the sole discretion of the Committee, subject to Section 3.4.

9.2 DSU Account. All DSU received by a Participant (which, for greater certainty includes Electing Persons) shall be credited by the Company to an account maintained for the Participant on the books of the Company, as of the date of grant.

9.3 DSU Agreement. Each DSU grant shall be evidenced by an Award Agreement that shall specify the number of DSUs granted, and the settlement date or other settlement conditions for DSUs, and any such other provisions as the Committee shall determine.

9.4 Vesting of DSUs. Subject to any provisions of the Plan or the applicable Award Agreement, DSUs shall vest immediately upon grant.

9.5 Blackout Periods. If the date on which a DSU is scheduled to expire occurs within the Blackout Period applicable to such Participant, then the expiry date for such Award shall be extended to the date that is 10 business days after the date the Blackout Period ends.

9.6 Non-transferability of DSUs. Without the prior approval of the Committee, the DSUs granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the date of settlement through delivery or other payment, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee. All rights with respect to the DSUs granted to a Participant under the Plan shall be available during such Participant's lifetime only to such Participant.

9.7 Dividends and Other Distributions. Participants holding DSUs granted hereunder may, if the Committee so determines, be credited with amounts equal to the cash dividends or Dividend Equivalents paid with respect to the underlying Shares while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to such dividend amounts or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of such dividend amounts or Dividend Equivalents, including cash, Shares or DSUs. The Committee, in its sole discretion, may settle such entitlements with cash where it does not have sufficient Shares available to satisfy the obligation in Shares, or where the issuance of Shares would result in the Company breaching a limit on grants or issuances contained in the Plan.

9.8 Death or Disability. If the Award Agreement does not specify the effect of the death or Disability of a holder of DSUs, then the following default rule will apply in the event of death or Disability. If a Participant dies or becomes Disabled while an employee or director of the Company: (i) all unvested DSUs as at the Termination Date shall automatically and immediately vest (if applicable); and (ii) all vested DSUs (including those that vested pursuant to (i) above) shall be paid in accordance with Section 9.9(a).

9.9 Settlement of DSUs.

(a) DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs then the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date). On the settlement date for any DSU, the Company shall redeem each vested DSU for, at the sole discretion of the Company: (i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or (ii) a cash payment.

(b) Any cash payments made under this Section 9.9 by the Company to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the FMV per Share as at the settlement date.

ARTICLE 10
BENEFICIARY DESIGNATION

10.1 Beneficiary. A Participant's "beneficiary" is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, the beneficiary shall be the Participant's estate. Following the death of a Participant, a designated beneficiary will be entitled to make a claim for a maximum of 12 months.

10.2 Discretion of the Committee. Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 10, or both, in favor of another method of determining beneficiaries.

ARTICLE 11
RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

11.1 Employment.

(a) Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or an Affiliate of the Company to terminate any Participant's employment, consulting or other service relationship with the Company or the Affiliate, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or the Affiliate.

(b) Neither an Award nor any benefits arising under the Plan shall constitute part of an employment or service contract with the Company or an Affiliate of the Company, and, accordingly, subject to the terms of the Plan, the Plan may be terminated or modified at any time in the sole discretion of the Committee or the Board without giving rise to liability on the part of the Company or its Affiliates, except as provided in the Plan or required by applicable legislation.

(c) For purposes of the Plan, unless otherwise provided by the Committee, a transfer of employment of a Participant between the Company and an Affiliate or among Affiliates of the Company, shall not be deemed a termination of employment. The Committee may provide, in a Participant's Award Agreement or otherwise, the conditions under which a transfer of employment to an entity that is spun off from the Company or an Affiliate of the Company shall not be deemed a termination of employment for purposes of an Award.

11.2 Participation. No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award. No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

11.3 Rights as a Shareholder. A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until and unless the Participant becomes the holder of such Shares.

ARTICLE 12
CHANGE OF CONTROL

12.1 Change of Control and Termination of Employment. Subject to Section 12.2 and the terms and provisions of any Award Agreement, if there is a Change of Control, any Awards (including time-based and performance-based Awards) held by a Participant shall automatically vest following such Change of Control, on the Termination Date, if the Participant is an Employee, officer or a Director and their employment, or officer or Director position is terminated within 12 months following the Change of Control.

12.2 Discretion to Board. Notwithstanding any other provision of the Plan, in the event of an actual or potential Change of Control, the Board may, in its sole discretion, without the necessity or requirement for the agreement of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit (including, but not limited to those set out in (iii) and (iv) below), the vesting date of any Awards; (ii) permit the conditional redemption or exercise of any Awards, on such terms as it sees fit; (iii) otherwise amend or modify the terms of any Awards, including for greater certainty by (1) permitting Participants to exercise or redeem any Awards to assist the Participants to participate in the actual or potential Change of Control, or (2) providing that any Awards exercised or exercised shall be exercisable or redeemed for, in lieu of Shares, such property (including shares of another entity or cash) that shareholders of the Company will receive in the Change of Control; and (iv) terminate, following or in connection with the successful completion of a Change of Control, on such terms as it sees fit, the Awards not exercised or redeemed prior to the successful completion of such Change of Control (including, for certainty, Awards that were not "in-the-money").

12.3 Non-Occurrence of Change of Control. In the event that any Awards are conditionally exercised pursuant to Section 12.2 above and the Change of Control does not occur, the Board may, in its sole discretion, determine that any (i) Awards so exercised shall be reinstated as the type of Award prior to such exercise, and (ii) Shares issued be cancelled and any exercise or similar price received by the Company shall be returned to the Participant.

12.4 Agreement with Purchaser in a Change of Control. In connection with a Change of Control, the Board may be permitted to condition any acceleration of vesting on the Participant entering into an employment, confidentiality or other agreement with the purchaser as the Board deems appropriate.

ARTICLE 13
AMENDMENT AND TERMINATION

13.1 Amendment and Termination. The Board may, at any time, suspend or terminate the Plan. Subject to compliance with any applicable law and the Exchange Policies, the Board may also, at any time, amend or revise the terms of the Plan and/or any Award Agreement without shareholder approval, including but not limited to: (a) the adoption of any special terms of Awards, supplements, restatements, alternative versions, sub-plans or addendums hereto applicable within a specific jurisdiction, in accordance with Section 16.10; (b) changing the vesting provisions; (c) changing the termination provisions; (d) adding a 'cashless exercise' feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares; (e) making amendments in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to incentive stock options and/or to bring the Plan into compliance therewith; (f) making amendments of a housekeeping nature or to comply with the requirements of applicable law or stock exchange listing requirements. No such amendment of the Plan or Award Agreement may be made if such amendment would materially and adversely impair any rights arising from any Awards previously granted to a Participant under the Plan without the consent of the Participant or the representatives of his or her estate, as applicable. For greater certainty, the Board may, by resolution, make any amendment to this Plan or any Awards granted under it (together with any related Award Agreement) without shareholder approval, provided however, that the Board will not be entitled to amend this Plan or any Award granted under it without shareholder (disinterested shareholder approval if applicable) and, if applicable, Exchange (or Nasdaq) approval, in order to:

(a) increase the maximum number of Shares issuable pursuant to this Plan or reserved for issuance;

(b) reduce an exercise price or other purchase price of an Award;

(c) extend the term of an Award if such extension would benefit an insider of the Company;

(d) extend the term of Options beyond their original expiry date (other than, for certainty, any extension pursuant to Section 6.6);

(e) amend this Plan to remove or exceed the limits set out at Section 4.2;

(f) amend this Section 13.1;

(g) increase the limits imposed on Non-Employee Director participation in Awards as set out in Section 4.4; or

(h) in any other circumstances where the Exchange (or, if applicable, Nasdaq) requires securityholder approval of an amendment to this Plan.

13.2 Any renewal of this plan will be subject to Exchange (or if applicable, Nasdaq) approval.

ARTICLE 14
WITHHOLDING

14.1 Withholding. The Company or any of its Affiliates shall have the power and the right to deduct or withhold from any payment owed to the Participant (for certainty, whether such payment is to be made in cash and/or in Shares), or require a Participant to remit to the Company or the Affiliate, an amount sufficient to satisfy federal, provincial and local taxes or domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising from or as a result of the Plan or any Award hereunder. The Committee may provide for Participants to satisfy withholding requirements by having the Company withhold and sell Shares or the Participant making such other arrangements, including the sale of Shares, in either case on such conditions as the Committee specifies.

14.2 Acknowledgement. Participant acknowledges and agrees that the ultimate liability for all taxes legally payable by Participant is and remains Participant's responsibility and may exceed the amount actually withheld by the Company. Participant further acknowledges that the Company: (a) makes no representations or undertakings regarding the treatment of any taxes in connection with any aspect of the Plan; and (b) does not commit to and is under no obligation to structure the terms of the Plan to reduce or eliminate Participant's liability for taxes or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Company may be required to withhold or account for taxes in more than one jurisdiction.

ARTICLE 15
SUCCESSORS

15.1 Any obligations of the Company or its Affiliates under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or its Affiliates, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Company or the Affiliate, as applicable.

ARTICLE 16
GENERAL PROVISIONS

16.1 Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Company determines to be necessary or advisable.

If for any reason Shares cannot be issued to a Participant, the obligation of the Company to issue such Shares shall terminate.

16.2 Conflict. To the extent there is any inconsistency or ambiguity between this Plan and any employment contract, the terms of such employment contract shall govern to the extent of such inconsistency or ambiguity, subject only to compliance with applicable law and Exchange Policies. To the extent there is any inconsistency or ambiguity between this Plan and any Award Agreement, the terms of this Plan shall govern to the extent of such inconsistency or ambiguity. To the extent there is any inconsistency or ambiguity between this Plan and any sub-plan or addendum for use in a particular jurisdiction, the terms of the sub-plan or such addendum shall govern the extent of such inconsistency or ambiguity.

16.3 Share Issuances.

(a) Investment Representations. The Committee may require each Participant receiving Shares pursuant to an Award under the Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

(b) Legends and Resale Restrictions. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares, in addition to any resale restrictions under applicable securities laws.

(c) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement. In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

(d) Full Payment Required. No Shares will be issued or transferred under this Plan or any Award Agreement until full payment therefor has been received by the Company.

(e) Compliance with Law. Shares underlying an Award shall not be issued pursuant to this Plan unless the exercise of such Award (if applicable) and the issuance and delivery of such Shares shall comply with all relevant provisions of applicable Canadian and U.S. securities law, and the requirements of any stock exchange on which prices for the Shares are listed at any given time. As a condition to the exercise of an Award or the delivery of Shares underlying an Award, the Company may require the Participant to represent and warrant at the time of any such exercise or other request for delivery that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

(f) Uncertificated Shares. The issuance or transfer of Shares pursuant to this Plan or any Award Agreement may be effected and evidenced on a non-certificated basis (including by way of Direct Registration Statement, or book entry) to the extent not prohibited by applicable law or the Exchange Policies.

16.4 Other Compensation and Benefit Plans. Nothing in the Plan shall be construed to limit the right of the Company or an Affiliate of the Company to establish other compensation or benefit plans, programs, policies or arrangements, including any other security based compensation plans of the Company. Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant's rights under any such other plan, policy, program or arrangement.

16.5 No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's or its Affiliates' right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or its Affiliates to take any action which such entity deems to be necessary or appropriate.

16.6 Clawback. Awards under the Plan shall be subject to the Company's policies relating to Awards under this Plan, including the Company's clawback policy. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation, stock exchange listing requirement, or Company policy will be subject to such deductions and clawback to the extent permissible under applicable law. The Committee, in its sole discretion, may require a Participant to reimburse the Company for all or part of the settlement of any Award to the extent permissible under applicable law.

16.7 Compliance with Canadian Securities Laws. All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to an exemption from the prospectus requirements of Canadian securities laws where applicable.

16.8 Compliance with U.S. Securities Laws. No Awards shall be granted in the United States, and no Shares shall be issued in the United States upon exercise or settlement of, or pursuant to, any such Award, unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption or exclusion from such registration is available. Any Awards issued or made in the United States, and any Shares issued upon exercise or settlement thereof or pursuant thereto, will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), unless registered under the U.S. Securities Act. Any certificate or instrument representing Awards granted or made in the United States or Shares issued upon exercise or settlement of or pursuant to any such Award pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added: AND THE SECURITIES ISSUABLE UPON EXERCISE OR SETTLEMENT HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

The Committee may require that a Participant provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable securities laws, including, the registration requirements of the U.S. Securities Act and applicable state securities laws or exemptions or exclusions therefrom.

16.9 No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

16.10 Foreign Participants. In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, who are employed by or perform services for the Company or any subsidiary of the Company outside of Canada, or who may otherwise have a nexus to a foreign jurisdiction, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom, including by way of adopting any sub-plan or addendum to this Plan applicable within a specific jurisdiction. Moreover, the Committee may approve such supplements to, amendments, restatements or alternative versions of, this Plan, or any sub-plan or addendum, as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements, alternative versions, sub-plans or addendums shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

16.11 No Representation or Warranty. The Company makes no representation or warranty as to the value of any Award granted pursuant to this Plan or as to the future value of any Shares issued pursuant to any Award.

ARTICLE 17
LEGAL CONSTRUCTION

17.1 Interpretation. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural. References to "Sections" and "Articles" herein shall, unless otherwise specified, refer to Sections or Articles of this Plan. The word "including" and variations thereof shall mean "including without limitation". Headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference and such headings shall not be deemed in any way relevant to the construction or interpretation of this Plan or the provisions hereof.

17.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

17.3 Requirements of Law.

(a) The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required, as well as the Exchange, the Nasdaq and the Exchange Policies. The Company or an Affiliate of the Company shall receive the consideration required by law for the issuance of Awards under the Plan.

(b) The inability of the Company or an Affiliate of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company or the Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company or the Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.4 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

SCHEDULE A

ELEMENTAL ROYALTY CORPORATION
2020 INCENTIVE COMPENSATION PLAN (THE "PLAN")

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 9 of the Plan and to receive               % of my Cash Fees in the form of DSUs. Except in the case of newly appointed Electing Persons, this election must be made by December 31st of the year prior to the year in which the services giving rise to my Cash Fees are performed.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled: [Check only one of the two choices below]

☐	in the calendar year in which my separation from service as defined under Section 409A of the Code ("Separation from Service") occurs, but not earlier than the date of my Separation from Service;

OR

☐	in the calendar year immediately following the year in which my Separation from Service occurs but in all cases on or before December 31st of such calendar year.

I acknowledge that, notwithstanding the foregoing, in the event of my death prior to settlement of DSUs, for purposes of Section 409A of the Code settlement will be deemed to occur as a result of my death and my DSUs will be settled within the period permitted under Section 409A of the Code.

I confirm that:

(a) I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b) I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

(c) The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

(d) To the extent I am a U.S. Taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Company.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan's text.

Date	(Name of Participant)

(Signature of Participant)

SCHEDULE B

ELEMENTAL ROYALTY CORPORATION
2020 INCENTIVE COMPENSATION PLAN (THE "PLAN")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 9 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date	(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

ELEMENTAL ROYALTY CORPORATION

2020 INCENTIVE COMPENSATION PLAN (THE "PLAN")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 9 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Company.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date	(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.